

Sturm, Ruger & Company, Inc
2006 Annual Report

To Our Shareholders:

2006 was a year of significant transition at Ruger, and we are pleased to tell you that the Company ended the year with improvements in many areas. The changes started during the year are beginning to yield real benefits for our shareholders, customers, and employees.

Our Board of Directors is now composed almost entirely of independent, highly experienced hands-on managers, including current and former CEOs. They bring a wealth and breadth of experience to the Board and are actively involved with the management of the Company. An example of this is the Executive Operations Committee of the Board formed in 2006, which meets frequently with management to review both strategic direction as well as the plans and results of current operations and initiatives. This group is a tremendous resource for the management team.

Our CEO, Michael Fifer, who came on board in late September, has been an outstanding engineer of change. He has added key people and skills to the management team, and shifted the management style from top-down to one that more fully engages all levels in decision-making and responsibility for performance. He has gone on to lead the management team in:

- Adopting lean practices throughout the Company;
- Implementing new internal measurement systems;
- Changing compensation systems to emphasize performance;
- Enhancing communications throughout the Company;
- Increasing the transparency of communications with our shareholders by enhancing the content and "plain English" presentation of the MD&A section of our 10-Q and 10-K filings;
- Converting under-utilized assets to cash for the benefit of our shareholders;
- Making the voice-of-the-customer a critical step in our planning process for both new product development and strategic direction; and
- Changing the way we accept orders, forecast demand, and plan our production.

These changes have generated a sense of excitement in the Company and amongst our customers that Ruger is moving in a very positive direction. Morale is greatly improved. Demand and on-time order fulfillment are up. Employees are fully engaged, and we see nothing but opportunities ahead of us.

Since last year, some notable new product introductions include:

- The new Ruger Hawkeye®, an extensive improvement of our famous M77® Mark II series of rifles;
- The new Ruger Hawkeye® Alaskan and African models, in the new .375 Ruger caliber, with special features for professional hunters from the Arctic to Africa;
- The new Ruger Mini-14® Target Rifle, giving target shooters new standards of accuracy for shooting matches;
- The new Ruger Redhawk® double action revolver with a 4" barrel;
- The new Ruger 22/45™ Mark III™ Hunter Pistol with a 4" barrel, which has the feel of a 1911 .45 caliber pistol at a fraction of its cost;
- The Ruger Alaskan™ double action revolver in the powerf .44 Magnum caliber for protection in dangerous game cou
- Engraved, consecutively numbered New Vaquero single ac revolvers; and
- A matched serial number, cased set of .357 and .44 Magnu 50th Anniversary "Flattop" single action revolvers.

The Company's balance sheet remains strong, even after repur chasing essentially all of the Ruger family's outstanding share The Company reduced inventory in the latter half of 2006 by $ million, fully funding the share repurchase. Inventory reductio continues to be a focus for 2007 as lean business practices are adopted in more areas of the Company. We also are pursuing sale of under-utilized non-manufacturing assets. Both efforts should continue to convert assets to cash. Consequently, the Board of Directors has authorized management to repurchase Company shares under circumstances advantageous to the Cor pany.

We think Bill Ruger, Sr. would have been proud of how we ar remaking this finest American firearms manufacturer. After all was he who said that our mission was to give the average Ame can hunter and shooter the best value for his money, in well-designed rugged, reliable firearms that are affordable, due to i ligent up-to-date manufacturing methods. We remain true to hi legacy, taking the best from the past, and making it even bette

We must never rest or become complacent. We have more com tition than ever before from low-cost manufacturing sources al over the globe. While the threat of litigation and adverse legis tion today appears at a low ebb – which could change in an instant – new shooters today face barriers to entry that their ancestors would have scarcely imagined: increasingly urban er ronments, posted hunting lands, computers consuming the free time of our citizens, rapidly escalating costs of firearms, ammu tion, and accessories, and in some areas, hostile social and regu tory pressures. Yet one glance at the faces of scholastic clay ta shooters at the Grand American, or the USA Shooting Team (sponsored in part by Ruger), or the tens of thousands of enthu astic visitors to the annual Shooting, Hunting, and Outdoor Tra Show, will convince anyone of the immense interest, passion, a enthusiasm for our chosen field of endeavor.

We invite all our interested shareholders to join us at our Annu Meeting of Shareholders to be held on April 24th, 2007, at the Marriott Hotel in Trumbull, CT at 10:30 a.m. We are eager to h what you have to say about the new Ruger, and to share our vision for its future.

Sincerely,

Vice Admiral James E. Service, U.S.N., (Ret.)
Chairman of the Board

Sincerely,

Michael O. Fifer
Chief Executive Officer

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

FOR ANNUAL AND TRANSITION REPORTS
PURSUANT TO SECTION 13 OR 15(d) THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
√ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006

OR

__ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission File Number 0-4776

STURM, RUGER & COMPANY, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	**06-0633559**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
Lacey Place, Southport, Connecticut	**06890**
(Address of Principal Executive Offices)	(Zip Code)

(203) 259-7843
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $1 par value	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☐ NO ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES ☐ NO ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES √ NO __

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K [√].

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. Large accelerated filer [ ] Accelerated filer [√] Non-accelerated filer [ ].

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES __ NO √

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of June 30, 2006:
Common Stock, $1 par value - $175,877,600

The number of shares outstanding of the registrant's common stock as of February 15, 2007:
Common Stock, $1 par value - 22,638,720 shares

DOCUMENTS INCORPORATED BY REFERENCE.

Portions of the registrant's Proxy Statement relating to its 2007 Annual Stockholders' meeting, to be filed subsequently are incorporated by reference into Part III of this Report.
Portions of the registrant's Proxy Statement relating to the Annual Meeting of Stockholders to be held April 24, 2007 are incorporated by reference into Part III (Items 10 through 14) of this Report.

TABLE OF CONTENTS

PART I

PART II

PART III

PART IV

In this Annual Report on Form 10-K, Sturm, Ruger & Company, Inc. (the "Company") makes forward-looking statements and projections concerning future expectations. Such statements are based on current expectations and are subject to certain qualifying risks and uncertainties, such as market demand, sales levels of firearms, anticipated castings sales and earnings, the need for external financing for operations or capital expenditures, the results of pending litigation against the Company including lawsuits filed by mayors, attorneys general and other governmental entities and membership organizations, and the impact of future firearms control and environmental legislation, any one or more of which could cause actual results to differ materially from those projected. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. The Company undertakes no obligation to publish revised forward-looking statements to reflect events or circumstances after the date such forward-looking statements are made or to reflect the occurrence of subsequent unanticipated events.

PART I

ITEM 1—BUSINESS

Company Overview

Sturm, Ruger & Company, Inc. (the "Company") is principally engaged in the design, manufacture, and sale of firearms and precision investment castings. The Company's design and manufacturing operations are located in the United States. Substantially all sales are domestic.

The Company has been in the business since 1949 and was incorporated in its present form under the laws of Delaware in 1969. The Company offers products in all four industry product categories – rifles, shotguns, pistols, and revolvers. The Company's firearms are sold through a select number of independent wholesale distributors, principally to the commercial sporting market.

Investment castings are manufactured from steel alloys. Investment castings are sold either directly to or through manufacturers' representatives to companies in a wide variety of industries. In July 2006, the Company announced the cessation of titanium castings operations, which is expected to be completed in the first quarter of 2007. The Company continues to manufacture and sell steel investment castings for a wide variety of customers and end uses.

For the years ended December 31, 2006, 2005, and 2004, net sales attributable to the Company's firearms operations were approximately, $139.1 million, $132.8 million and $124.9 million or 83%, 86%, and 86%, respectively, of total net sales. The balance of the Company's net sales for the aforementioned periods was attributable to its investment castings operations.

Firearms Products

The Company presently manufactures firearm products, under the "Ruger" name and trademark, in the following industry categories:

Rifles
- Single-shot
- Autoloading
- Bolt-action
- Lever action

Shotguns
- Over and Under
- Side by Side

Pistols
- Rimfire autoloading
- Centerfire autoloading

Revolvers
- Single action
- Double action
- Muzzleloading

Most firearms are available in several models based upon caliber, finish, barrel length, and other features. Many of the firearms introduced by the Company over the years have become "classics" which have retained their popularity for decades and are sought by collectors.

The Company manufactures a wide range of high quality products and does not manufacture inexpensive concealable firearms, sometimes known as "Saturday Night Specials," nor does it sell commercially any firearm included on the list of "assault weapons" which was part of anti-crime legislation enacted by Congress in 1994 and since expired.

Rifles

A rifle is a long gun with spiral grooves cut into the interior of the barrel to give the bullet a stabilizing spin after it leaves the barrel. The Company presently manufactures twelve different types of rifles: the M77 Mark II, the M77 Hawkeye, the M77 Mark II Magnum, the 77/17, the 77/22, the 10/22, the Model 96/22, the Model 96/44, the Model 96/17, the Mini-14 Ranch Rifle, the Mini Thirty Ranch Rifle, and the No. 1 Single-Shot. Sales of rifles by the Company accounted for approximately $58.4 million, $58.0 million, and $61.1 million, of revenues for the years 2006, 2005 and 2004, respectively.

Shotguns

A shotgun is a long gun with a smooth barrel interior which fires lead or steel pellets. The Company presently manufactures two different types of shotguns: the Red Label over-and-under shotgun available in 12, 20, and 28 gauge and the Gold Label side-by-side shotgun in 12 gauge. Most of the Red Label models are available in special Sporting Clays, English Field, and engraved versions. Sales of shotguns by the Company accounted for approximately $5.5 million, $9.7 million, and $6.8 million of revenues for the years 2006, 2005 and 2004, respectively.

Pistols

A pistol is a handgun in which the ammunition chamber is an integral part of the barrel and which is fed ammunition from a magazine contained in the grip. The Company presently manufactures three different types of pistols: the Ruger Mark III .22 caliber in Standard, Competition, and Target models, the Ruger 22/45, and the P-Series centerfire autoloading pistols in various calibers, configurations, and finishes. Sales of pistols by the Company accounted for approximately $31.9 million, $32.5 million, and $24.8 million of revenues for the years 2006, 2005 and 2004, respectively.

Revolvers

A revolver is a handgun that has a cylinder that holds the ammunition in a series of chambers which are successively aligned with the barrel of the gun during each firing cycle. There are two general types of revolvers, single-action and double-action. To fire a single-action revolver, the hammer is pulled back to cock the gun and align the cylinder before the trigger is pulled. To fire a double-action revolver, a single trigger pull advances the cylinder and cocks and releases the hammer. The Company presently manufactures seven different types of single-action revolvers in a variety of calibers, configurations, and finishes: the New Model Single-Six, New Model Blackhawk, New Model Super Blackhawk, New Vaquero, Ruger Bisley Old Army Cap & Ball, New Bearcat, and Bisley Hunter revolvers. The Company presently manufactures four different types of double-action revolvers: the SP101, GP100, Redhawk, and Super Redhawk. Sales of revolvers by the Company accounted for approximately $37.6 million, $27.5 million, and $27.2 million of revenues for the years 2006, 2005, and 2004, respectively.

The Company also manufactures and sells accessories and replacement parts for its firearms. These sales accounted for approximately $4.4 million, $3.9 million, and $4.3 million of revenues for the years 2006, 2005 and 2004, respectively.

Investment Casting Products

The Company is also engaged in the manufacture of titanium and ferrous investment castings for a wide variety of markets including sporting goods and commercial and military use. The investment castings products manufactured by the Company consist of carbon and low alloy steels, stainless steels, air melted nickel and cobalt based alloys, and ductile iron. The Company produces various products for a number of customers in a variety of industries.

The Ruger Investment Casting Division of the Company located in Prescott, Arizona ("RIC-Prescott Division") has engineered and produced titanium and ferrous castings. The Ruger Investment Casting Division of the Company located in Newport, New Hampshire ("RIC-Newport Division") (formerly known as Pine Tree Castings) engineers and produces ferrous castings for a wide range of commercial customers. In July 2006, the Company announced the cessation of titanium castings operations, which is expected to be completed in 2007. The Company will consolidate its casting operations in its New Hampshire foundry in 2007. The Company expects to continue to manufacture and sell steel investment castings for a wide variety of customers and end uses.

Net sales attributable to the Company's investment casting operations (excluding intercompany transactions) accounted for approximately $28.5 million, $21.9 million, and $20.7 million, or 17%, 14%, and 14% of the Company's total net sales for 2006, 2005, and 2004, respectively.

Manufacturing

Firearms

The Company produces its rifles, shotguns, and revolvers at the Newport, New Hampshire facility. All pistols, and one model revolver, are produced at the Prescott, Arizona facility.

Many of the basic metal component parts of the firearms manufactured by the Company are produced by the Company's castings facilities through a process known as precision investment casting. See "Manufacturing-Investment Castings" for a description of the investment casting process. The Company initiated the use of this process in the production of component parts for firearms in 1953. The Company believes that the investment casting process provides greater design flexibility and results in component parts which are generally close to their ultimate shape and, therefore, require less machining. Through the use of investment castings, the Company endeavors to produce durable and less costly component parts for its firearms.

Third parties supply the Company with various raw materials for its firearms, such as fabricated steel components, walnut, birch, beech, maple and laminated lumber for rifle and shotgun stocks, various synthetic products and other component parts. There is a limited supply of these materials in the marketplace at any given time which can cause the purchase prices to vary based upon numerous market factors. The Company believes that it has adequate quantities of raw materials in inventory to provide ample time to locate and obtain additional items at then-current market cost without interruption of its manufacturing operations. However, if market conditions result in a significant prolonged inflation of certain prices or if adequate quantities of raw materials can not be obtained, the Company's manufacturing processes could be interrupted and the Company's financial condition or results of operations could be materially adversely affected.

All assembly, inspection, and testing of firearms manufactured by the Company are performed at the Company's manufacturing facilities. Every firearm, including every chamber of every revolver manufactured by the Company, is test-fired prior to shipment.

Investment Castings

To produce a product by the investment casting method, a wax model of the part is created and coated ("invested") with several layers of ceramic material. The shell is then heated to melt the interior wax which is poured off, leaving a hollow mold. To cast the desired part, molten metal is poured into the mold and allowed to cool and solidify. The mold is then broken off to reveal a near net shape cast metal part.

All of the titanium investment castings and some of the ferrous investment castings products are manufactured by the Company's RIC-Prescott Division. In July 2006, the Company announced the cessation of titanium castings operations, which is expected to be completed in the first quarter of 2007. The Company will consolidate its casting operations in its New Hampshire foundry in 2007.

The Company's RIC-Newport Division manufactures ferrous investment castings.

Raw materials including wax, ceramic material, and metal alloys necessary for the production of investment cast products are supplied to the Company through third parties. The Company believes that these raw materials are readily available from multiple sources at competitive prices. However, if market conditions result in a significant prolonged inflation of certain prices or if adequate quantities of raw materials can not be obtained, the Company's manufacturing processes could be interrupted and the Company's financial condition or results of operations could be materially adversely affected.

Marketing and Distribution

Firearms

The Company's firearms are primarily marketed through a network of selected licensed independent wholesale distributors who purchase the products directly from the Company. They resell to Federally-licensed retail firearms dealers who in turn resell to legally authorized end-users. All retail purchasers are subject to a point-of-sale background check by law enforcement. These end-users include sportsmen, hunters, law enforcement and other governmental organizations, and gun collectors. Each distributor carries the entire line of firearms manufactured by the Company for the commercial market. Currently, 16 distributors service the domestic commercial market, with an additional 12 distributors servicing the domestic law enforcement market and two distributors servicing the Canadian market. Four of the Company's distributors service both the domestic commercial market and the domestic law enforcement market. In 2006, Lipsey's, Inc. accounted for 13% and 11% of net firearms sales and consolidated sales, respectively. AcuSport Corporation accounted for approximately 13%, 13%, and 12%, of net firearms sales and 10%, 11%, and 10% of consolidated net sales in 2006, 2005, and 2004, respectively. Jerry's Sport Center accounted for approximately 12%, and 13%, of the Company's net firearms sales and 10% and 11% of consolidated net sales in 2005, and 2004, respectively. Sports South Corporation accounted for approximately 13%, 16%, and 13% of net firearms sales in 2006, 2005, and 2004, respectively, and 11%, 14%, and 11% of consolidated net sales in 2006, 2005, and 2004, respectively. The Company employs eight employees and one independent contractor who service these distributors and call on dealers and law enforcement agencies. Because the ultimate demand for the Company's firearms comes from end-users, rather than from the Company's distributors, the Company believes that the loss of any distributor would not have a material long-term adverse effect on the Company, but may have a material impact on the Company's financial results for a particular period. The Company considers its relationships with its distributors to be satisfactory.

The Company also exports its firearms through a network of selected commercial distributors and directly to certain foreign customers, consisting primarily of law enforcement agencies and foreign governments. Foreign sales were less than 5% of the Company's consolidated net sales for each of the past three fiscal years. No material portion of the Company's business is subject to renegotiation of profits or termination of contracts at the election of a government purchaser.

In prior years, the Company received one cancelable annual order in December from each of its distributors. Effective December 1, 2006 the Company changed the manner in which distributors order firearms, and began receiving firm, non-cancelable purchase orders on a frequent basis, with most orders for immediate delivery. As of February 15, 2007, order backlog is approximately $24 million. The significant reduction from the $107 million of order backlog at March 1, 2006 is directly attributable to the change in the manner in which distributors now order firearms.

The Company does not consider its overall firearms business to be predictably seasonal; however, sales of certain models of firearms are usually lower in the third quarter of the fiscal year.

Investment Castings

The investment casting segment's principal markets are commercial, sporting goods, and military. Sales are made directly to customers or through manufacturers' representatives. The Company produces various products for a number of customers in a variety of industries, including over 20 firearms and firearms component manufacturers. The investment castings segment provides castings for the Company's firearms segment. The Company continues to evaluate the viability and profitability of the commercial castings market.

Competition

Firearms

Competition in the firearms industry is intense and comes from both foreign and domestic manufacturers. While some of these competitors concentrate on a single industry product category, such as rifles or pistols, several competitors manufacture products in all four industry categories (rifles, shotguns, pistols, and revolvers). Some of these competitors are subsidiaries of larger corporations than the Company with substantially greater financial resources than the Company, which could affect the Company's ability to compete. The principal methods of competition in the industry are product innovation, quality, and price. The Company believes that it can compete effectively with all of its present competitors based upon innovation, high quality, reliability, and performance of its products, and the competitiveness of its pricing.

Investment Castings

There are a large number of investment castings manufacturers, both domestic and foreign, with which the Company competes. Competition varies based on the type of investment castings products and the end-use of the product (commercial, sporting goods, or military). Many of these competitors are larger corporations than the Company with substantially greater financial resources than the Company, which could affect the Company's ability to compete with these competitors. The principal methods of competition in the industry are quality, price, and production lead time. The Company believes that it can compete effectively with its present domestic competitors. However, it is unknown at this time if the Company can compete with foreign competitors in the long-term.

Employees

As of February 1, 2007, the Company employed 1,100 full-time employees of which approximately 64% had at least ten years of service with the Company. In January 2007, 56 of the Company's Newport, New Hampshire employees accepted the Company's voluntary reduction-in-force program. The associated severance expense is estimated at $1.0 million and the associated annualized savings are estimated at $2.3 million.

None of the Company's employees are subject to a collective bargaining agreement. The Company has never experienced a strike during its history and believes its employee relations are satisfactory.

Research and Development

In 2006, 2005, and 2004, the Company spent approximately $0.6 million, $0.8 million, and $0.9 million, respectively, on research activities relating to the development of new products and the improvement of existing products. As of February 15, 2007, the Company had approximately 25 employees engaged in research and development activities as part of their responsibilities.

Patents and Trademarks

The Company owns various United States and foreign patents and trademarks which have been secured over a period of years and which expire at various times. It is the policy of the Company to apply for patents and trademarks whenever new products or processes deemed commercially valuable are developed or marketed by the Company. However, none of these patents and trademarks are considered to be basic to any important product or manufacturing process of the Company and, although the Company deems its patents and trademarks to be of value, it does not consider its business materially dependent on patent or trademark protection.

Environmental Matters

The Company is committed to achieving high standards of environmental quality and product safety, and strives to provide a safe and healthy workplace for its employees and others in the communities in which it operates. The Company has programs in place that monitor compliance with various environmental regulations. However, in the normal course of its manufacturing operations the Company is subject to occasional governmental proceedings and orders pertaining to waste disposal, air emissions, and water discharges into the environment. These regulations are integrated into the Company's manufacturing, assembly, and testing processes. The Company believes that it is generally in compliance with applicable environmental regulations and the outcome of any environmental proceedings and orders will not have a material effect on the financial position of the Company, but could have a material impact on the financial results for a particular period.

Executive Officers of the Company

Set forth below are the names, ages, and positions of the executive officers of the Company. Officers serve at the pleasure of the Board of Directors of the Company.

Name	Age	Position With Company
Michael O. Fifer	49	Chief Executive Officer
Stephen L. Sanetti	57	Vice Chairman of the Board of Directors, President, and General Counsel

Thomas A. Dineen	38	Vice President, Treasurer and Chief Financial Officer
Robert R. Stutler	63	Vice President of Prescott Operations
Thomas P. Sullivan	46	Vice President of Newport Operations
Christopher J. Killoy	48	Vice President of Sales and Marketing
Leslie M. Gasper	53	Corporate Secretary

Michael O. Fifer joined the Company as Chief Executive Officer on September 25, 2006, and was named to the Board of Directors on October 19, 2006. Prior to joining the Company, Mr. Fifer was President of the Engineered Products Division of Mueller Industries, Inc. Prior to joining Mueller Industries, Inc., Mr. Fifer was President, North American Operations, Watts Water Technologies.

Stephen L. Sanetti became President on May 6, 2003. Mr. Sanetti has served as General Counsel since 1980. Prior to May 6, 2003, Mr. Sanetti had been Vice Chairman and Senior Executive Vice President since October 24, 2000. Mr. Sanetti has been a Director since March 1, 1998. Prior to October 24, 2000, he had been Vice President, General Counsel of the Company since 1993.

Thomas A. Dineen became Vice President on May 24, 2006. Previously he served as Treasurer and Chief Financial Officer since May 6, 2003 and had been Assistant Controller since 2001. Prior to that, Mr. Dineen had served as Manager, Corporate Accounting since 1997.

Robert R. Stutler became Vice President of Operations for the Company's Prescott, Arizona Firearms and Foundry Divisions on March 17, 2006. Previously he served as General Manager of Prescott Operations since 2002 and General Manager of Prescott Firearms Division from 1990 to 2002. Mr. Stutler joined the Company in 1987.

Thomas P. Sullivan joined the Company as Vice President of Newport Operations for the Newport, New Hampshire Firearms and Pine Tree Castings divisions on August 14, 2006. Prior to joining the Company, Mr. Sullivan was Vice President of Lean Enterprises at IMI Norgren Ltd.

Christopher J. Killoy rejoined the Company as Vice President of Sales and Marketing on November 27, 2006. Mr. Killoy originally joined the Company in 2003 as Executive Director of Sales and Marketing, and subsequently served as Vice President of Sales and Marketing from November 1, 2004 to January 25, 2005.

Leslie M. Gasper has been Secretary of the Company since 1994. Prior to this, she was the Administrator of the Company's pension plans, a position she held for more than five years prior thereto.

Where You Can Find More Information

The Company is a reporting company and is therefore subject to the informational requirements of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), and accordingly files its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Definitive Proxy Statements, Current Reports on Form 8-K, and other information with the Securities and Exchange Commission (the "SEC"). The public may read and copy any materials filed with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. Please call the SEC at (800) SEC-0330 for further information on the Public Reference Room. As an electronic filer, the Company's public filings are maintained on the SEC's Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that website is http://www.sec.gov.

The Company makes its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Definitive Proxy Statements, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act accessible free of charge through the Company's Internet site after the Company has electronically filed such material with, or furnished it to, the SEC. The address of that website is http://www.ruger.com. However, such reports may not be accessible through the Company's website as promptly as they are accessible on the SEC's website.

Additionally, the Company's corporate governance materials, including its Corporate Governance Guidelines; the charters of the Audit, Compensation, and Nominating and Corporate Governance committees; and the Code of Business Conduct and Ethics may also be found under the "Stockholder Relations" section of the Company's Internet site at www.ruger.com. A copy of the foregoing corporate governance materials are available upon written request of the Corporate Secretary at Sturm, Ruger & Company, Inc., Lacey Place, Southport, Connecticut 06890.

ITEM 1A—RISK FACTORS

In evaluating the Company's business, the following risk factors, as well as other information in this report, should be carefully considered.

Firearms Legislation

(The following disclosures within "Firearms Legislation" are identical to the disclosures within "Firearms Legislation" in Item 7-Management's Discussion and Analysis of Financial Condition and Results of Operations.)

The sale, purchase, ownership, and use of firearms are subject to thousands of federal, state and local governmental regulations. The basic federal laws are the National Firearms Act, the Federal Firearms Act, and the Gun Control Act of 1968. These laws generally prohibit the private ownership of fully automatic weapons and place certain restrictions on the interstate sale of firearms unless certain licenses are obtained. The Company does not manufacture fully automatic weapons, other than for the law enforcement market, and holds all necessary licenses under these federal laws. From time to time, congressional committees review proposed bills relating to the regulation of firearms. These proposed bills generally seek either to restrict or ban the sale and, in some cases, the ownership of various types of firearms. Several states currently have laws in effect similar to the aforementioned legislation.

Until November 30, 1998, the "Brady Law" mandated a nationwide five-day waiting period and background check prior to the purchase of a handgun. As of November 30, 1998; the National Instant Check System, which applies to both handguns and long guns, replaced the five-day waiting period. The Company believes that the "Brady Law" and the National Instant Check System have not had a significant effect on the Company's sales of firearms, nor does it anticipate any impact on sales in the future. On September 13, 1994, the "Crime Bill" banned so-called "assault weapons." All the Company's then-manufactured commercially-sold long guns were exempted by name as "legitimate sporting firearms." This ban expired by operation of law on September 13, 2004. The Company remains strongly opposed to laws which would restrict the rights of law-abiding citizens to lawfully acquire firearms. The Company believes that the lawful private ownership of firearms is guaranteed by the Second Amendment to the United States Constitution and that the widespread private ownership of firearms in the United States will continue. However, there can be no assurance that the regulation of firearms will not become more restrictive in the future and that any such restriction would not have a material adverse effect on the business of the Company.

Fireams Litigation

(The following disclosures within "Firearms Litigation" are identical to the disclosures within "Firearms Litigation" in Item 7-Management's Discussion and Analysis of Financial Condition and Results of Operations and Footnote #6-Contingent Liabilities.)

As of December 31, 2006, the Company is a defendant in approximately four lawsuits allegedly involving its products and is aware of certain other such claims. Lawsuits and claims fall into two categories:

(i) Those that claim damages from the Company related to allegedly defective product design which stem from a specific incident. These lawsuits and claims are based principally on the theory of "strict liability" but also may be based on negligence, breach of warranty, and other legal theories, and

(ii) Those brought by cities, municipalities, counties, and individuals against firearms manufacturers, distributors and dealers seeking to recover damages allegedly arising out of the misuse of firearms by third-parties in the commission of homicides, suicides and other shootings involving juveniles and adults. The complaints by municipalities seek damages, among other things, for the costs of medical care, police and emergency services, public health services, and the maintenance of courts, prisons, and other services. In certain instances, the plaintiffs seek to recover for decreases in property values and loss of business within the city due to criminal violence. In addition, nuisance abatement and/or injunctive relief is sought to change the design, manufacture, marketing and distribution practices of the various defendants. These suits allege, among other claims, strict liability or negligence in the design of products, public nuisance, negligent entrustment, negligent distribution, deceptive or fraudulent advertising, violation of consumer protection statutes and conspiracy or concert of action theories. Most of these cases do not allege a specific injury to a specific individual as a result of the misuse or use of any of the Company's products.

The Company has expended significant amounts of financial resources and management time in connection with product liability litigation. Management believes that, in every case, the allegations are unfounded, and that the shootings and any results therefrom were due to negligence or misuse of the firearms by third-parties or the claimant, and that there should be no recovery against the Company. Defenses further exist to the suits brought by cities, municipalities, counties, and a state attorney general based, among other reasons, on established state law precluding recovery by municipalities for essential government services, the remoteness of the claims, the types of damages sought to be recovered, and limitations on the extraterritorial authority which may be exerted by a city, municipality, county or state under state and federal law, including State and Federal Constitutions. Also, "The Protection of Lawful Commerce in Arms Act" signed into law on October 26, 2005 on its face requires dismissal of such claims.

The only case against the Company alleging liability for criminal shootings by third-parties to ever be permitted to go before a constitutional jury, Hamilton, et al. v. Accu-tek, et al., resulted in a defense verdict in favor of the Company on February 11, 1999. In that case, numerous firearms manufacturers and distributors had been sued, alleging damages as a result of alleged negligent sales practices and "industry-wide" liability. The Company and its marketing and distribution practices were exonerated from any claims of negligence in each of the seven cases decided by the jury. In subsequent proceedings involving other defendants, the New York Court of Appeals as a matter of law confirmed that 1) no legal duty existed under the circumstances to prevent or investigate criminal misuses of a manufacturer's lawfully made products; and 2) liability of firearms manufacturers could not be apportioned under a market share theory. More recently, the New York Court of Appeals on October 21, 2003 declined to hear the appeal from the decision of the New York Supreme Court, Appellate Division, affirming the dismissal of New York Attorney General Eliot Spitzer's public nuisance suit against the Company and other manufacturers and distributors of firearms. In its decision, the Appellate Division relied heavily on Hamilton in concluding that it was "legally inappropriate," "impractical," "unrealistic" and "unfair" to attempt to hold firearms manufacturers responsible under theories of public nuisance for the criminal acts of others.

Of the lawsuits brought by municipalities or a state Attorney General, twenty have been concluded: Atlanta – dismissal by intermediate Appellate Court, no further appeal; Bridgeport – dismissal affirmed by Connecticut Supreme Court; County of Camden – dismissal affirmed by U.S. Third Circuit Court of Appeals; Miami – dismissal affirmed by intermediate appellate court, Florida Supreme Court declined review; New Orleans – dismissed by Louisiana Supreme Court, United States Supreme Court declined review; Philadelphia – U.S. Third Circuit Court of Appeals affirmed dismissal, no further appeal; Wilmington – dismissed by trial court, no appeal; Boston – voluntary dismissal with prejudice by the City at the close of fact discovery; Cincinnati – voluntarily withdrawn after a unanimous vote of the city council; Detroit – dismissed by Michigan Court of Appeals, no appeal; Wayne County – dismissed by Michigan Court of Appeals, no appeal; New York State – Court of Appeals denied plaintiff's petition for leave to appeal the Intermediate Appellate Court's dismissal, no further appeal; Newark – Superior Court of New Jersey Law Division for Essex County dismissed the case with prejudice; City of Camden – dismissed on July 7, 2003, not reopened; Jersey City – voluntarily dismissed and not re-filed; St. Louis – Missouri Supreme Court denied plaintiffs' motion to appeal Missouri Appellate Court's affirmance of dismissal; Chicago – Illinois Supreme Court denied plaintiffs' petition for rehearing; and Los Angeles City, Los Angeles County, San Francisco – Appellate Court affirmed summary judgment in favor of defendants, no further appeal; and Cleveland – dismissed on January 24, 2006 for lack of prosecution.

The dismissal of the Washington, D.C. municipal lawsuit was sustained on appeal, but individual plaintiffs were permitted to proceed to discovery and attempt to identify the manufacturers of the firearms used in their shootings as "machine guns" under the city's "strict liability" law. On April 21, 2005, the D.C. Court of Appeals, in an *en* banc hearing, unanimously dismissed all negligence and public nuisance claims, but let stand individual claims based upon a Washington, D.C. act imposing "strict liability" for manufacturers of "machine guns." Based on present information, none of the Company's products has been identified with any of the criminal assaults which form the basis of the individual claims. The writ of certiorari to the United States Supreme Court regarding the constitutionality of the Washington, D.C. act was denied and the case was remanded to the trial court for further proceedings. The defendants subsequently moved to dismiss the case based upon the Protection of Lawful Commerce in Arms Act, which motion was granted on May 22, 2006. The individual plaintiffs and the District of Columbia, which has subrogation claims in regard to the individual plaintiffs, have appealed.

The Indiana Court of Appeals affirmed the dismissal of the Gary case by the trial court, but the Indiana Supreme Court reversed this dismissal and remanded the case for discovery proceedings on December 23, 2003. Gary is scheduled to begin trial in 2009. The defendants filed a motion to dismiss pursuant to the Protection of Lawful Commerce in Arms Act ("PLCAA"). The state court judge held the PLCAA unconstitutional and the defendants filed a motion with the Indiana Court of Appeals asking it to accept interlocutory appeal on the issue, which appeal was accepted on February 5, 2007.

In the previously reported New York City municipal case, the defendants moved to dismiss the suit pursuant to the Protection of Lawful Commerce in Arms Act. The trial judge found the Act to be constitutional but denied the defendants' motion to dismiss the case, stating that the Act was not applicable to the suit. The defendants were given leave to appeal and in fact have appealed the decision to the U.S. Court of Appeals for the Second Circuit. That appeal is pending.

In the NAACP case, on May 14, 2003, an advisory jury returned a verdict rejecting the NAACP's claims. On July 21, 2003, Judge Jack B. Weinstein entered an order dismissing the NAACP lawsuit, but this order contained lengthy dicta which defendants believe are contrary to law and fact. Appeals by both sides were filed, but plaintiffs withdrew their appeal. On August 3, 2004, the United States Court of Appeals for the Second Circuit granted the NAACP's motion to dismiss the defendants' appeal of Judge Weinstein's order denying defendants' motion to strike his dicta made in his order dismissing the NAACP's case, and the defendants' motion for summary disposition was denied as moot. The ruling of the Second Circuit effectively confirmed the decision in favor of defendants and brought this matter to a conclusion.

Legislation has been passed in approximately 34 states precluding suits of the type brought by the municipalities mentioned above. On the Federal level, the "Protection of Lawful Commerce in Arms Act" was signed by President Bush on October 26, 2005. The Act requires dismissal of suits against manufacturers arising out of the lawful sale of their products for harm resulting from the criminal or unlawful misuse of a firearm by a third party. The Company is pursuing dismissal of each action involving such claims, including the municipal cases described above. On February 1, 2007, plaintiff's counsel in the previously reported Arnold case advised that plaintiff intends to voluntarily dismiss the case with prejudice. This will conclude this matter with no payment by the Company.

Punitive damages, as well as compensatory damages, are commonly demanded in many of the lawsuits and claims brought against the Company. Aggregate claimed amounts may exceed product liability accruals and applicable insurance coverage. For claims made after July 10, 2000, coverage is provided on an annual basis for losses exceeding $5 million per claim, or an aggregate maximum loss of $10 million annually, except for certain new claims which might be brought by governments or municipalities after July 10, 2000, which are excluded from coverage.

Product liability claim payments are made when appropriate if, as, and when claimants and the Company reach agreement upon an amount to finally resolve all claims. Legal costs are paid as the lawsuits and claims develop, the timing of which may vary greatly from case to case. A time schedule cannot be determined in advance with any reliability concerning when payments will be made in any given case.

Provision is made for product liability claims based upon many factors related to the severity of the alleged injury and potential liability exposure, based upon prior claim experience. Because our experience in defending these lawsuits and claims is that unfavorable outcomes are typically not probable or estimable, only in rare cases is an accrual established for such costs. In most cases, an accrual is established only for estimated legal defense costs. Product liability accruals are periodically reviewed to reflect then-current estimates of possible liabilities and expenses incurred to date and reasonably anticipated in the future. Threatened product liability claims are reflected in our product liability accrual on the same basis as actual claims; i.e., an accrual is made for reasonably anticipated possible liability and claims-handling expenses on an ongoing basis.

A range of reasonably possible loss relating to unfavorable outcomes cannot be made. Currently, there are no product liability cases in which a dollar amount of damages is claimed. If there were cases with claimed damages, the amount of damages claimed would be set forth as an indication of possible maximum liability that the Company might be required to incur in these cases (regardless of the likelihood or reasonable probability of any or all of this amount being awarded to claimants) as a result of adverse judgments that are sustained on appeal.

As of December 31, 2006 and 2005, the Company was a defendant in 4 and 6 lawsuits, respectively, involving its products and is aware of other such claims. During the year ended December 31, 2006 and 2005, respectively, 2 and 3 claims were filed against the Company, 2 and 5 claims were dismissed, and 2 and 1 claims were settled. The average cost per settled claim was $47,000 and $150,000 in 2006 and 2005, respectively.

During the years ended December 31, 2006 and 2005, the Company incurred product liability expense of $2.5 million and $4.9 million, respectively, which includes the cost of outside legal fees, insurance, and other expenses incurred in the management and defense of product liability matters.

The Company monitors the status of known claims and the product liability accrual, which includes amounts for asserted and unasserted claims. While it is not possible to forecast the outcome of litigation or the timing of costs, in the opinion of management, after consultation with special and corporate counsel, it is not probable and is unlikely that litigation, including punitive damage claims, will have a material adverse effect on the financial position of the Company, but may have a material impact on the Company's financial results for a particular period.

The Company has reported all cases instituted against it through September 30, 2006 and the results of those cases, where terminated, to the S.E.C. on its previous Form 10-K and 10-Q reports, to which reference is hereby made.

Balance Sheet Rollforward for Product Liability Reserve
(Dollars in thousands)

			Cash Payments				
	Balance Beginning of Year (a)	Accrued Legal Expense (Reversal) (b)	Legal Fees (c)	Settlements (d)	Insurance Premiums	Admin. Expense	Balance End of Year (a)
2004	$6,665	($1,598)	($1,935)	-	N/A	N/A	$3,132
2005	3,132	2,514	(2,935)	(515)	N/A	N/A	2,196
2006	2,196	688	(1,000)	(143)	N/A	N/A	1,741

Income Statement Detail for Product Liability Expense
(Dollars in thousands)

	Accrued Legal Expense (b)	Insurance Premium Expense (e)	Admin. Expense (f)	Total Product Liability Expense
2004	$(1,598)	$1,524	$878	$804
2005	2,514	1,338	1,041	4,893
2006	688	1,141	691	2,520

Notes

(a) The beginning and ending liability balances represent accrued legal fees only. Settlements and administrative costs are expensed as incurred. Only in rare instances is an accrual established for settlements.
(b) The expense accrued in the liability is for legal fees only.
(c) Legal fees represent payments to outside counsel related to product liability matters.
(d) Settlements represent payments made to plaintiffs or allegedly injured parties in exchange for a full and complete release of liability.
(e) Insurance expense represents the cost of insurance premiums.
(f) Administrative expense represents personnel related and travel expenses of Company employees and firearm experts related to the management and monitoring of product liability matters.

There were no insurance recoveries during any of the above years.

Environmental

The Company is subject to numerous federal, state and local laws and governmental regulations and related state laws. These laws generally relate to potential obligations to remove or mitigate the environmental effects of the disposal or release of certain pollutants at the Company's manufacturing facilities and at third-party or formerly owned sites at which contaminants generated by the Company may be located. This requires the Company to make capital and other expenses.

The Company is committed to achieving high standards of environmental quality and product safety, and strives to provide a safe and healthy workplace for its employees and others in the communities in which it operates. In an effort to comply with federal and state laws and regulations, the Company has programs in place that monitor compliance with various environmental regulations. However, in the normal course of its operations, the Company is subject to occasional governmental proceedings and orders pertaining to waste disposal, air emissions, and water discharges into the environment.

The Company believes that it is generally in compliance with applicable environmental regulations. However, the Company cannot assure that the outcome of any environmental proceedings and orders will not have a material adverse effect on the business.

Reliance on Two Facilities

The Newport, New Hampshire and Prescott, Arizona facilities are critical to the Company's success. These facilities house the Company's principal production, research, development, engineering, design, and shipping. Any event that causes a disruption of the operation of these facilities for even a relatively short period of time might have a material adverse affect on the Company's ability to produce and ship products and to provide service to its customers.

ITEM 1B—UNRESOLVED STAFF COMMENTS

None

ITEM 2—PROPERTIES

The Company's manufacturing operations are carried out at two facilities. The following table sets forth certain information regarding each of these facilities:

	Approximate Aggregate Usable Square Feet	Status	Segment
Newport, New Hampshire	350,000	Owned	Firearms/Castings
Prescott, Arizona	230,000	Leased	Firearms/Castings

Each facility contains enclosed ranges for testing firearms and also contains modern tool room facilities. The lease of the Prescott facility provides for rental payments, which are approximately equivalent to estimated rates for real property taxes.

The Company will consolidate its casting operations in its Newport, New Hampshire foundry in 2007.

The Company has other materially important facilities that were not used in its manufacturing operations in 2006:

	Approximate Aggregate Usable Square Feet	Status	Segment
Southport, Connecticut	25,000	Owned	Corporate
Newport, New Hampshire	300,000	Owned	Shipping
Prescott, Arizona	120,000	Owned	Unused

In 2005, the Company relocated its firearms shipping department into a portion of the 300,000 square foot facility in Newport, New Hampshire In 2006, certain of the Company's sales department personnel were moved into a portion of the 300,000 square foot facility in Newport, New Hampshire.

The Company also has other real estate holdings that are not used in its manufacturing operations and are not materially important to the business of the Company. There are no mortgages or any other major encumbrance on any of the real estate owned by the Company. The Company plans to sell non-manufacturing real property assets that appear to have market values substantially in excess of their book values.

The Company's principal executive offices are located in Southport, Connecticut. The Company believes that its existing facilities are suitable and adequate for its present purposes.

ITEM 3—LEGAL PROCEEDINGS

The nature of the legal proceedings against the Company is discussed at Note 6 to the financial statements included in this Form 10-K, which is incorporated herein by reference.

The Company has reported all cases instituted against it through September 30, 2006, and the results of those cases, where terminated, to the S.E.C. on its previous Form 10-Q and 10-K reports, to which reference is hereby made.

No cases were formally instituted against the Company during the three months ended December 31, 2006.

During the three months ending December 31, 2006, one previously reported case was settled:

Case Name	Jurisdiction
Kasting	Indiana

The settlement amount was within the Company's limits of its self-insurance coverage.

For a description of all pending lawsuits against the Company through September 30, 2006, reference is made to the discussion under the caption "Item 1. LEGAL PROCEEDINGS" of the Company's Quarterly Reports on Form 10-Q for the quarters ended September 30, 1999, March 31 and September 30, 2000, and September 30, 2005.

ITEM 4—SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II

ITEM 5—MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's Common Stock is traded on the New York Stock Exchange under the symbol "RGR." At February 1, 2007, the Company had 1,851 stockholders of record.

The following table sets forth, for the periods indicated, the high and low sales prices for the Common Stock as reported on the New York Stock Exchange and dividends paid on Common Stock.

	High	Low	Dividends Per Share
2005:			
First Quarter	$ 8.83	$ 6.89	$0.10
Second Quarter	8.50	6.51	0.10
Third Quarter	11.19	8.43	0.10
Fourth Quarter	9.20	6.54	-
2006:			
First Quarter	$ 8.03	$6.75	-
Second Quarter	7.78	5.56	-
Third Quarter	7.85	5.65	-
Fourth Quarter	10.78	7.74	-

Comparison of Five-Year Cumulative Total Return*
Sturm, Ruger & Company, Inc., Standard & Poor's 500 And
Value Line Recreation Index
(Performance Results Through 12/31/06)



$300.00
$200.00
$100.00
$0.00
Sturm, Ruger & Company., Inc.
Standard & Poors 500
Recreation
$215.79
$205.20
$191.42
$151.52
$123.54
$100.00
$101.07
$109.32
$105.56
$108.73
$100.84
$85.17
$96.85
$91.56
$76.63
$73.64
2001
2002
2003
2004
2005
2006

Assumes $100 invested at the close of trading 12/01 in Sturm, Ruger & Company, Inc. common stock, Standard & Poor's 500, and Recreation Index.

*Cumulative total return assumes reinvestment of dividends.

Source: Value Line, Inc.
Factual material is obtained from sources believed to be reliable, but the publisher is not responsible for any errors or omissions contained herein.

	2001	2002	2003	2004	2005	2006
Sturm, Ruger & Company, Inc.	100.00	85.17	109.32	91.56	73.64	100.84
Standard & Poor's 500	100.00	76.63	96.85	105.56	108.73	123.54
Recreation	100.00	101.07	151.52	205.20	191.42	215.79

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides information regarding compensation plans under which equity securities of the Company are authorized for issuance as of December 31, 2006:

Equity Compensation Plan Information			
Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders			
1998 Stock Incentive Plan	1,140,000	$9.57 per share	860,000
2001 Stock Option Plan for Non-Employee Directors	185,000	$8.81 per share	15,000
Equity compensation plans not approved by security holders			
None.			
Total	1,325,000	$9.46 per share	875,000

ITEM 6—SELECTED FINANCIAL DATA

(Dollars in thousands, except per share data)

	December 31,				
	2006	2005	2004	2003	2002
Net firearms sales	$139,110	$132,805	$124,924	$130,558	$139,762
Net castings sales	28,510	21,917	20,700	17,359	21,825
Total net sales	167,620	154,722	145,624	147,917	161,587
Cost of products sold	143,382	128,343	115,725	113,189	125,376
Gross profit	24,238	26,379	29,899	34,728	36,211
Income before income taxes	1,843	1,442	8,051	20,641	14,135
Income taxes	739	578	3,228	8,277	5,668
Net income	1,104	864	4,823	12,364	8,467
Basic and diluted earnings per share	0.04	0.03	0.18	0.46	0.31
Cash dividends per share	$0.00	$0.30	$0.60	$0.80	$0.80

	December 31,				
	2006	2005	2004	2003	2002
Working capital	$ 60,522	$ 83,522	$ 90,947	$102,715	$103,116
Total assets	117,066	139,639	147,460	162,873	183,958
Total stockholders' equity	87,326	111,578	120,687	133,640	137,983
Book value per share	$ 3.86	$ 4.15	$ 4.48	$ 4.97	$ 5.13
Return on stockholders' equity	1.3%	0.8%	4.0%	9.3%	6.1%
Current ratio	3.8 to 1	5.5 to 1	5.7 to 1	5.7 to 1	4.8 to 1
Common shares outstanding	22,638,700	26,910,700	26,910,700	26,910,700	26,910,700
Number of stockholders of record	1,851	1,922	1,977	2,036	2,026
Number of employees	1,108	1,250	1,291	1,251	1,418

ITEM 7—MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Company Overview

Sturm, Ruger & Company, Inc. (the "Company") is principally engaged in the design, manufacture, and sale of firearms and precision investment castings. The Company's design and manufacturing operations are located in the United States. Substantially all sales are domestic. The Company's firearms are sold through a select number of independent wholesale distributors principally to the commercial sporting market.

Investment castings are manufactured from titanium and steel alloys. Investment castings are sold either directly to or through manufacturers' representatives to companies in a wide variety of industries. In July 2006, the Company announced the cessation of titanium castings operations, which is expected to be completed in the first quarter of 2007. The Company will consolidate its casting operations in its New Hampshire foundry in 2007. The Company continues to manufacture and sell steel investment castings for a wide variety of customers and end uses.

Because many of the Company's competitors are not subject to public filing requirements and industry-wide data is generally not available in a timely manner, the Company is unable to compare its performance to other companies or specific current industry trends. Instead, the Company measures itself against its own historical results.

The Company does not consider its overall firearms business to be predictably seasonal; however, sales of certain models of firearms are usually lower in the third quarter of the year.

Results of Operations
Year ended December 31, 2006, as compared to year ended December 31, 2005:

Sales
Consolidated net sales were $167.6 million in 2006. This represents an increase of $12.9 million or 8.3% from 2005 consolidated net sales of $154.7 million.

Firearms segment net sales were $139.1 million in 2006. This represents an increase of $6.3 million or 4.7% from 2005 firearm net sales of $132.8 million.

Firearms unit shipments increased 3% in 2006 due to increased shipments of revolvers, partially offset by a decline in shipments of shotguns, pistols, and rifles. The increase in revolver shipments for 2006 is due to greater availability of revolver models in stronger demand. The decrease in shotgun shipments is due to decreased availability of the side-by-side shotgun, while the decrease in pistol shipments in 2006 appears to reflect a softening of demand as well as the shipment of 5,000 KP95D pistols to the U.S. Army and Tank-automotive and Armaments Command in January of 2005. The decrease in rifle shipments is the result of an apparent softening of demand. A modest price increase and a shift in product mix toward firearms with greater unit sales prices resulted in the greater percentage increase in sales than unit shipments. Effective January 1, 2006, the Company instituted a unilateral minimum distributor resale price policy for its firearms which remains in effect. This change in policy does not appear to have had an adverse effect on the Company's firearm sales.

Casting segment net sales were $28.5 million in 2006. This represents an increase of $6.6 million or 30.1% from 2005 casting sales of $21.9 million.

The casting sales increase was due primarily to the acceleration of titanium shipments related to the cessation of titanium casting operations, as previously announced by the Company in July 2006. Shipments of titanium castings are expected to conclude in the first quarter of 2007. Titanium casting sales accounted for $16.2 million or 56% of casting sales in 2006. The Company continues to manufacture and sell steel investment castings for a wide variety of customers and end uses.

Cost of Products Sold and Gross Margin
Consolidated cost of products sold was $143.4 million in 2006. This represents an increase of $15.1 million or 11.7% from 2005 consolidated cost of products sold of $128.3 million.

The gross margin as a percent of sales was 14.5% in 2006. This represents a decline from the 2005 gross margin of 17.0% as illustrated below:

	December 31,			
	2006		2005	
Net sales	$167,620	100.0%	$154,722	100.0%
Total cost of products sold, before LIFO and overhead rate inventory adjustments and product liability (Note 1)	139,070	83.0%	124,715	80.6%
Gross margin before LIFO and overhead rate inventory adjustments and product liability	28,550	17.0%	30,007	19.4%
LIFO and overhead rate inventory adjustments and product liability (Note 2)	4,312	2.5%	3,628	2.4%
Gross margin	$ 24,238	14.5%	$26,379	17.0%

Note 1: Gross margin before inventory adjustments and product liability was favorably impacted by stronger sales, and was adversely impacted by an excess and obsolete inventory charge of $3.2 million,

compared to $0.5 million in 2005. The impact of the excess and obsolete inventory charge was 1.9% of sales in 2006 as compared to 0.3% of sales in 2005.

Note 2: Gross margin was favorably impacted by a LIFO liquidation of $7.1 million and a reduction in product liability of $2.4 million, and was adversely impacted by a reduction in inventory value of $2.9 million related to overhead rate changes.

Excess and Obsolete Inventory—In prior years, the Company received one cancelable annual order in December from each of its distributors. Effective December 1, 2006 the Company changed the manner in which distributors order firearms, and began receiving firm, non-cancelable purchase orders on a frequent basis, with most orders for immediate delivery. In the past, the Company adjusted production schedules to consume on-hand raw material and WIP inventories, regardless of customer demand for the finished goods so produced. This practice led to increased investment in inventory, and an unbalanced finished goods inventory.

Consistent with the change in the manner in which distributors order from the Company, the Company significantly changed its production scheduling philosophy from an annual production cycle to a customer-demand pull system in the fourth quarter of 2006. Under the Company's new system, production is driven solely by customer demand. The Company is committed to producing the firearms demanded by its customers and does not alter its production mix to achieve the short-sighted goal of producing finished goods in excess of customer requirements for the purpose of consuming excess or slow-moving raw material and WIP parts, components, or subassemblies, or absorbing overhead expense. This change to a customer-demand pull system should result in a better match between production and customer demand and is likely to result in further reduction in inventories.

As a result of this new production philosophy, it is apparent the Company has inventory in excess of its needs over the foreseeable future. Given ever-changing market conditions, customer preferences and the anticipated introduction of new products, the Company concluded that it was not prudent nor supportable to carry inventory at full cost beyond that needed during the next 36 months. Therefore the Company evaluated the adequacy of the excess and obsolescence inventory reserve and concluded that additional reserves were required to reflect the estimated recoverable value of excess inventories below LIFO carrying cost. The required reserve was estimated based on the following parameters, and resulted in an excess and obsolete expense of $3.2 million and a reserve balance of $5.5 million:

Projected Year Of Consumption	Required Reserve %
2007	2%
2008	10%
2009	35%
2010 and thereafter	90%

LIFO—During 2006, gross inventories were reduced by $24.0 million. This reduction resulted in a liquidation of LIFO inventory quantities carried at lower costs that prevailed in prior years as compared with the current cost of purchases, the effect of which decreased costs of products sold by approximately $7.1 million. There was no LIFO liquidation in 2005.

The table below summarizes estimated LIFO impacts on the 2007 cost of products sold if further inventory reduction is realized, which represent potential LIFO liquidation amounts partially offset by estimated 2007 LIFO expenses. This is the amount by which costs of products sold might decrease and operating profit might increase in 2007. These estimates are based on potential levels of inventory reduction and possible 2007 LIFO indices (in thousands):

	Estimated 2007 LIFO Index Range			
Inventory Reduction	3%	4%	5%	6%
$10 million	$2,200	$1,900	$1,600	$1,400
$20 million	8,300	8,100	7,900	7,600
$30 million	14,700	14,500	14,300	14,200

Reduction in inventory will generate positive cash flow for the Company, partially offset by the tax impact of a LIFO liquidation, which will generate negative cash flow as it creates taxable income, resulting in higher tax payments.

Product Liability—During the years ended December 31, 2006 and 2005, the Company incurred product liability expense of \$2.5 million and \$4.9 million, respectively, which includes the cost of outside legal fees, insurance, and other expenses incurred in the management and defense of product liability matters. See Footnote 6 "Contingent Liabilities" for further discussion of the Company's product liability.

Overhead Rate Change—The change in inventory value in 2006 was a reduction of \$2.9 million, which recognized progress made in lowering overhead rates during 2006. The change in inventory value in 2005 was an increase of \$6.8 million, which recognized increasing overhead rates in 2005. The impact of the change in inventory value on gross margin was (1.8%) of sales in 2006 as compared to 4.4% of sales in 2005. The year-over-year impact of overhead rate changes on gross margin was a reduction of gross margin of \$9.8 million, or 6.2% of sales.

Fourth Quarter Charges—In the fourth quarter of 2006, a \$2.5 million non-cash inventory valuation adjustment, net of the LIFO impact, was recorded to recognize inefficiencies in labor and overhead during a period of rapid inventory reduction as the Company converted to a manufacturing system that emphasizes continuous improvement in customer service, quality and productivity. This over-absorption of labor and overhead was quantified by a physical inventory taken in the fourth quarter.

Due to the timing of the physical inventory, the Company was unable to quantify the impact of this delayed recognition of labor and overhead efficiencies, if any, on the financial results of prior quarters. As a consequence, raw material and work in process physical inventories are being performed at the end of each quarter until a permanent corrective action is established and determined to be adequate, making these physical inventories unnecessary.

The asset impairment charge of \$0.5 million relates primarily to certain underutilized non-manufacturing real property assets whose net book value exceeds current market value.

Selling, General and Administrative

Selling, general and administrative expenses were \$24.0 million in 2006. This represents a decrease of \$0.5 million or 2.1% from 2005 selling, general and administrative expenses of \$24.5 million. The decrease reflects a reduction in advertising and sales promotion expenses, partially offset by increased personnel-related expenses including \$0.7 million related to the retirement of the former Chairman and Chief Executive Officer.

Other Income

Other income-net was \$2.1 million in 2006. This represents an increase of \$2.0 million from 2005 other income-net of \$0.1 million. The increase is attributable to the gain on the sale of excess casting machinery and equipment and the sale of certain non-manufacturing real estate in 2006.

Income Taxes and Net Income

The effective income tax rate of 40.1% in 2006 remained consistent with the income tax rate in 2005.

As a result of the foregoing factors, consolidated net income was \$1.1 million in 2006. This represents an increase of \$0.2 million or 27.8% from 2005 consolidated net income of \$0.9 million.

Results of Operations

Year ended December 31, 2005, as compared to year ended December 31, 2004:

Consolidated net sales of \$154.7 million were achieved by the Company in 2005 representing an increase of \$9.1 million or 6.2% from net sales of \$145.6 million in 2004.

Firearms segment net sales increased by \$7.9 million or 6.3% to \$132.8 million in 2005 from \$124.9 million in the prior year. Firearms unit shipments for 2005 increased 1.1% from 2004, as the increase in shipments of pistols and shotguns was largely offset by the decline in shipments of rifles and revolvers. The increase in pistol shipments in 2005 is attributable to the new Mark III pistols and the P345 centerfire pistols. In 2004, rifle shipments benefited from the popularity of the 40th Anniversary 10/22 carbine, which was available only in 2004. A modest price increase and a change in mix from lower priced products to higher priced resulted in the greater increase in sales versus unit shipments.

In 2005, the Company offered a sales incentive program for its distributors which allowed them to earn rebates of up to 1.5% if certain annual overall sales targets were achieved. This program replaced a similar sales incentive program in 2004. Effective January 1, 2006, the Company instituted a unilateral minimum distributor resale price policy for its firearms.

Casting segment net sales increased 5.8% to $21.9 million in 2005 from $20.7 million in 2004 as a result of higher unit volume. Increased sales were generated from existing customers as well as several new customers in 2005, in a variety of industries.

Consolidated cost of products sold for 2005 was $128.3 million compared to $115.7 million in 2004, representing and increase of 10.9%. This increase of $12.5 million was primarily attributable to increased sales, and increased unitary overhead expenses resulting from a reduction in firearm production volume, and increased product liability costs.

Gross profit as a percentage of net sales decreased to 17.0% in 2005 from 20.5% in 2004. This deterioration was caused by less efficient firearms production due to lower rates of firearm production, increased product liability expenses, and was partially offset by more efficient production in the castings segment.

Selling, general and administrative expenses increased 7.3% to $24.5 million in 2005 from $22.9 million in 2004 due principally to severance costs associated with several employee actions taken predominantly in the fourth quarter of 2005.

Total other income decreased from $1.0 million in 2004 to $0.1 million in 2005. Included in total other income in 2004 was a $0.9 million gain from the sale of the property and building that housed the Company's Uni-Cast division prior to its sale in 2000. The Company's earnings on short-term investments increased in 2005 as a result of more favorable interest rates, partially offset by reduced principal.

The effective income tax rate of 40.1% remained consistent in 2005 and 2004.

As a result of the foregoing factors, consolidated net income in 2005 decreased to $0.9 million from $4.8 million in 2004, representing a decrease of $3.9 million or 81.8%.

Financial Condition

Operations

At December 31, 2006, the Company had cash, cash equivalents and short-term investments of $29.3 million. The Company's working capital of $118.1 million, less the LIFO reserve of $57.6 million, results in working capital of $60.5 million and a current ratio of 3.8 to 1.

Cash provided by operating activities was $30.2 million, $5.2 million, and $1.3 million in 2006, 2005, and 2004, respectively. The increase in cash provided in 2006 compared to 2005 is principally a result of a decrease in inventory and various fluctuations in operating asset and liability accounts during 2006 compared to 2005. The increase in cash provided by operations in 2005 compared to 2004 is primarily attributable to the decrease in inventories and trade receivables in 2005 compared to an increase in inventories and receivables in 2004, partially offset by the decline in net income.

Third parties supply the Company with various raw materials for its firearms and castings, such as fabricated steel components, walnut, birch, beech, maple and laminated lumber for rifle and shotgun stocks, wax, ceramic material, metal alloys, various synthetic products and other component parts. There is a limited supply of these materials in the marketplace at any given time which can cause the purchase prices to vary based upon numerous market factors. The Company believes that it has adequate quantities of raw materials in inventory to provide ample time to locate and obtain additional items at then-current market cost without interruption of its manufacturing operations. However, if market conditions result in a significant prolonged inflation of certain prices or if adequate quantities of raw materials can not be obtained, the Company's manufacturing processes could be interrupted and the Company's financial condition or results of operations could be materially adversely affected.

Investing and Financing

Capital expenditures in 2006 totaled $3.9 million. For the past three years capital expenditures averaged approximately $5.1 million per year. In 2007, the Company expects to spend approximately $5 million on capital expenditures to purchase tooling for new product introductions and to upgrade and modernize manufacturing equipment, primarily at the Newport

Firearms and Pine Tree Castings Divisions. The Company finances, and intends to continue to finance, all of these activities with funds provided by operations and current cash and short-term investments.

On September 26, 2006, the Company repurchased 4,272,000 shares of its common stock, representing 15.9% of the outstanding shares, from entities controlled by members of the Ruger family at a price of $5.90 per share. The purchase was made with cash held by the Company so no debt was required.

On January 26, 2007, the Company announced that its Board of Directors authorized a stock repurchase program. The program allows the Company to repurchase up to $20 million of its common stock from time to time in the open market or through privately negotiated transactions.

There were no dividends paid in 2006. The payment of future dividends depends on many factors, including internal estimates of future performance, then-current cash and short-term investments, and the Company's need for funds. The Company does not expect to pay dividends in the near term, but will reconsider a dividend later in 2007.

Historically, the Company has not required external financing. Based on its unencumbered assets, the Company believes it has the ability to raise substantial amounts of cash through issuance of short-term or long-term debt.

Contractual Obligations

The table below summarizes the Company's significant contractual obligations at December 31, 2006, and the effect such obligations are expected to have on the Company's liquidity and cash flows in future periods. This table excludes amounts already recorded on the Company's balance sheet as current liabilities at December 31, 2006.

"Purchase Obligations" as used in the below table includes all agreements to purchase goods or services that are enforceable and legally binding on the Company and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Certain of the Company's purchase orders or contracts for the purchase of raw materials and other goods and services that may not necessarily be enforceable or legally binding on the Company, are also included in "Purchase Obligations" in the table. Certain of the Company's purchase orders or contracts therefore included in the table may represent authorizations to purchase rather than legally binding agreements. The Company expects to fund all of these commitments with cash flows from operations and current cash and short-terms investments.

	Payment due by period (in thousands)				
Contractual Obligations	**Total**	**Less than 1 year**	**1-3 years**	**3-5 years**	**More than 5 years**
Long-Term Debt Obligations	-	-	-	-	-
Capital Lease Obligations	-	-	-	-	-
Operating Lease Obligations	-	-	-	-	-
Purchase Obligations	$11,482	$11,482	-	-	-
Other Long-Term Liabilities Reflected on the Registrant's Balance Sheet under GAAP	-	-	-	-	-
Total	$11,482	$11,482	-	-	-

The expected timing of payment of the obligations discussed above is estimated based on current information. Timing of payments and actual amounts paid may be different depending on the time of receipt of goods or services or changes to agreed-upon amounts for some obligations.

Firearms Legislation

(The following disclosures within, "Firearms Legislation", are identical to the disclosures within Item 1A-Risk Factors "Firearms Legislation.)

The sale, purchase, ownership, and use of firearms are subject to thousands of federal, state and local governmental regulations. The basic federal laws are the National Firearms Act, the Federal Firearms Act, and the Gun Control Act of 1968. These laws generally prohibit the private ownership of fully automatic weapons and place certain restrictions on the interstate sale of firearms unless certain licenses are obtained. The Company does not manufacture fully automatic weapons, other than for the law enforcement market, and holds all necessary licenses under these federal laws. From time to time, congressional committees review proposed bills relating to the regulation of firearms. These proposed bills generally seek either to restrict or ban the sale and, in some cases, the ownership of various types of firearms. Several states currently have laws in effect similar to the aforementioned legislation.

Until November 30, 1998, the "Brady Law" mandated a nationwide five-day waiting period and background check prior to the purchase of a handgun. As of November 30, 1998, the National Instant Check System, which applies to both handguns and long guns, replaced the five-day waiting period. The Company believes that the "Brady Law" and the National Instant Check System have not had a significant effect on the Company's sales of firearms, nor does it anticipate any impact on sales in the future. On September 13, 1994, the "Crime Bill" banned so-called "assault weapons." All the Company's then-manufactured commercially-sold long guns were exempted by name as "legitimate sporting firearms." This ban expired by operation of law on September 13, 2004. The Company remains strongly opposed to laws which would restrict the rights of law-abiding citizens to lawfully acquire firearms. The Company believes that the lawful private ownership of firearms is guaranteed by the Second Amendment to the United States Constitution and that the widespread private ownership of firearms in the United States will continue. However, there can be no assurance that the regulation of firearms will not become more restrictive in the future and that any such restriction would not have a material adverse effect on the business of the Company.

Firearms Litigation

(The following disclosures within "Firearms Litigation" are identical to the disclosures within Item 1A-Risk Factors "Firearms Litigation" and Footnote #6-Contingent Liabilities.)

As of December 31, 2006, the Company is a defendant in approximately four lawsuits allegedly involving its products and is aware of certain other such claims. Lawsuits and claims fall into two categories:

(i) Those that claim damages from the Company related to allegedly defective product design which stem from a specific incident. These lawsuits and claims are based principally on the theory of "strict liability" but also may be based on negligence, breach of warranty, and other legal theories, and

(ii) Those brought by cities, municipalities, counties, and individuals against firearms manufacturers, distributors and dealers seeking to recover damages allegedly arising out of the misuse of firearms by third-parties in the commission of homicides, suicides and other shootings involving juveniles and adults. The complaints by municipalities seek damages, among other things, for the costs of medical care, police and emergency services, public health services, and the maintenance of courts, prisons, and other services. In certain instances, the plaintiffs seek to recover for decreases in property values and loss of business within the city due to criminal violence. In addition, nuisance abatement and/or injunctive relief is sought to change the design, manufacture, marketing and distribution practices of the various defendants. These suits allege, among other claims, strict liability or negligence in the design of products, public nuisance, negligent entrustment, negligent distribution, deceptive or fraudulent advertising, violation of consumer protection statutes and conspiracy or concert of action theories. Most of these cases do not allege a specific injury to a specific individual as a result of the misuse or use of any of the Company's products.

The Company has expended significant amounts of financial resources and management time in connection with product liability litigation. Management believes that, in every case, the allegations are unfounded, and that the shootings and any results therefrom were due to negligence or misuse of the firearms by third-parties or the claimant, and that there should be no recovery against the Company. Defenses further exist to the suits brought by cities, municipalities, counties, and a state attorney general based, among other reasons, on established state law precluding recovery by municipalities for essential government services, the remoteness of the claims, the types of damages sought to be recovered, and limitations on the extraterritorial authority which may be exerted by a city, municipality, county or state under state and federal law, including State and Federal Constitutions. Also, "The Protection of Lawful Commerce in Arms Act" signed into law on October 26, 2005 on its face requires dismissal of such claims.

The only case against the Company alleging liability for criminal shootings by third-parties to ever be permitted to go before a constitutional jury, Hamilton, et al. v. Accu-tek, et al., resulted in a defense verdict in favor of the Company on February 11, 1999. In that case, numerous firearms manufacturers and distributors had been sued, alleging damages as a result of alleged negligent sales practices and "industry-wide" liability. The Company and its marketing and distribution practices were exonerated from any claims of negligence in each of the seven cases decided by the jury. In subsequent proceedings involving other defendants, the New York Court of Appeals as a matter of law confirmed that 1) no legal duty existed under the circumstances to prevent or investigate criminal misuses of a manufacturer's lawfully made products; and 2) liability of firearms manufacturers could not be apportioned under a market share theory. More recently, the New York Court of Appeals on October 21, 2003 declined to hear the appeal from the decision of the New York Supreme Court, Appellate Division, affirming the dismissal of New York Attorney General Eliot Spitzer's public nuisance suit against the Company and other manufacturers and distributors of firearms. In its decision, the Appellate Division relied heavily on Hamilton in concluding that it was "legally inappropriate," "impractical," "unrealistic" and "unfair" to attempt to hold firearms manufacturers responsible under theories of public nuisance for the criminal acts of others.

Of the lawsuits brought by municipalities or a state Attorney General, twenty have been concluded: Atlanta – dismissal by intermediate Appellate Court, no further appeal; Bridgeport – dismissal affirmed by Connecticut Supreme Court; County of Camden – dismissal affirmed by U.S. Third Circuit Court of Appeals; Miami – dismissal affirmed by intermediate appellate court, Florida Supreme Court declined review; New Orleans – dismissed by Louisiana Supreme Court, United States Supreme Court declined review; Philadelphia – U.S. Third Circuit Court of Appeals affirmed dismissal, no further appeal; Wilmington – dismissed by trial court, no appeal; Boston – voluntary dismissal with prejudice by the City at the close of fact discovery; Cincinnati – voluntarily withdrawn after a unanimous vote of the city council; Detroit – dismissed by Michigan Court of Appeals, no appeal; Wayne County – dismissed by Michigan Court of Appeals, no appeal; New York State – Court of Appeals denied plaintiff's petition for leave to appeal the Intermediate Appellate Court's dismissal, no further appeal; Newark – Superior Court of New Jersey Law Division for Essex County dismissed the case with prejudice; City of Camden – dismissed on July 7, 2003, not reopened; Jersey City – voluntarily dismissed and not re-filed; St. Louis – Missouri Supreme Court denied plaintiffs' motion to appeal Missouri Appellate Court's affirmance of dismissal; Chicago – Illinois Supreme Court denied plaintiffs' petition for rehearing; and Los Angeles City, Los Angeles County, San Francisco – Appellate Court affirmed summary judgment in favor of defendants, no further appeal; and Cleveland – dismissed on January 24, 2006 for lack of prosecution.

The dismissal of the Washington, D.C. municipal lawsuit was sustained on appeal, but individual plaintiffs were permitted to proceed to discovery and attempt to identify the manufacturers of the firearms used in their shootings as "machine guns" under the city's "strict liability" law. On April 21, 2005, the D.C. Court of Appeals, in an *en* banc hearing, unanimously dismissed all negligence and public nuisance claims, but let stand individual claims based upon a Washington, D.C. act imposing "strict liability" for manufacturers of "machine guns." Based on present information, none of the Company's products has been identified with any of the criminal assaults which form the basis of the individual claims. The writ of certiorari to the United States Supreme Court regarding the constitutionality of the Washington, D.C. act was denied and the case was remanded to the trial court for further proceedings. The defendants subsequently moved to dismiss the case based upon the Protection of Lawful Commerce in Arms Act, which motion was granted on May 22, 2006. The individual plaintiffs and the District of Columbia, which has subrogation claims in regard to the individual plaintiffs, have appealed.

The Indiana Court of Appeals affirmed the dismissal of the Gary case by the trial court, but the Indiana Supreme Court reversed this dismissal and remanded the case for discovery proceedings on December 23, 2003. Gary is scheduled to begin trial in 2009. The defendants filed a motion to dismiss pursuant to the Protection of Lawful Commerce in Arms Act ("PLCAA"). The state court judge held the PLCAA unconstitutional and the defendants filed a motion with the Indiana Court of Appeals asking it to accept interlocutory appeal on the issue, which appeal was accepted on February 5, 2007.

In the previously reported New York City municipal case, the defendants moved to dismiss the suit pursuant to the Protection of Lawful Commerce in Arms Act. The trial judge found the Act to be constitutional but denied the defendants' motion to dismiss the case, stating that the Act was not applicable to the suit. The defendants were given leave to appeal and in fact have appealed the decision to the U.S. Court of Appeals for the Second Circuit. That appeal is pending.

In the NAACP case, on May 14, 2003, an advisory jury returned a verdict rejecting the NAACP's claims. On July 21, 2003, Judge Jack B. Weinstein entered an order dismissing the NAACP lawsuit, but this order contained lengthy dicta which defendants believe are contrary to law and fact. Appeals by both sides were filed, but plaintiffs withdrew their appeal. On August 3, 2004, the United States Court of Appeals for the Second Circuit granted the NAACP's motion to dismiss the defendants' appeal of Judge Weinstein's order denying defendants' motion to strike his dicta made in his order dismissing the NAACP's case, and the defendants' motion for summary disposition was denied as moot. The ruling of the Second Circuit effectively confirmed the decision in favor of defendants and brought this matter to a conclusion.

Legislation has been passed in approximately 34 states precluding suits of the type brought by the municipalities mentioned above. On the Federal level, the "Protection of Lawful Commerce in Arms Act" was signed by President Bush on October 26, 2005. The Act requires dismissal of suits against manufacturers arising out of the lawful sale of their products for harm resulting from the criminal or unlawful misuse of a firearm by a third party. The Company is pursuing dismissal of each action involving such claims, including the municipal cases described above. On February 1, 2007, plaintiff's counsel in the previously reported Arnold case advised that plaintiff intends to voluntarily dismiss the case with prejudice. This will conclude this matter with no payment by the Company.

Punitive damages, as well as compensatory damages, are commonly demanded in many of the lawsuits and claims brought against the Company. Aggregate claimed amounts may exceed product liability accruals and applicable insurance coverage. For claims made after July 10, 2000, coverage is provided on an annual basis for losses exceeding $5 million per claim, or an aggregate maximum loss of $10 million annually, except for certain new claims which might be brought by governments or municipalities after July 10, 2000, which are excluded from coverage.

Product liability claim payments are made when appropriate if, as, and when claimants and the Company reach agreement upon an amount to finally resolve all claims. Legal costs are paid as the lawsuits and claims develop, the timing of which may vary greatly from case to case. A time schedule cannot be determined in advance with any reliability concerning when payments will be made in any given case.

Provision is made for product liability claims based upon many factors related to the severity of the alleged injury and potential liability exposure, based upon prior claim experience. Because our experience in defending these lawsuits and claims is that unfavorable outcomes are typically not probable or estimable, only in rare cases is an accrual established for such costs. In most cases, an accrual is established only for estimated legal defense costs. Product liability accruals are periodically reviewed to reflect then-current estimates of possible liabilities and expenses incurred to date and reasonably anticipated in the future. Threatened product liability claims are reflected in our product liability accrual on the same basis as actual claims; i.e., an accrual is made for reasonably anticipated possible liability and claims-handling expenses on an ongoing basis.

A range of reasonably possible loss relating to unfavorable outcomes cannot be made. Currently, there are no product liability cases in which a dollar amount of damages is claimed. If there were cases with claimed damages, the amount of damages claimed would be set forth as an indication of possible maximum liability that the Company might be required to incur in these cases (regardless of the likelihood or reasonable probability of any or all of this amount being awarded to claimants) as a result of adverse judgments that are sustained on appeal.

As of December 31, 2006 and 2005, the Company was a defendant in 4 and 6 lawsuits, respectively, involving its products and is aware of other such claims. During the year ended December 31, 2006 and 2005, respectively, 2 and 3 claims were filed against the Company, 2 and 5 claims were dismissed, and 2 and 1 claims were settled. The average cost per settled claim was $47,000 and $150,000 in 2006 and 2005, respectively.

During the years ended December 31, 2006 and 2005, the Company incurred product liability expense of $2.5 million and $4.9 million, respectively, which includes the cost of outside legal fees, insurance, and other expenses incurred in the management and defense of product liability matters.

The Company monitors the status of known claims and the product liability accrual, which includes amounts for asserted and unasserted claims. While it is not possible to forecast the outcome of litigation or the timing of costs, in the opinion of management, after consultation with special and corporate counsel, it is not probable and is unlikely that litigation, including punitive damage claims, will have a material adverse effect on the financial position of the Company, but may have a material impact on the Company's financial results for a particular period.

The Company has reported all cases instituted against it through September 30, 2006 and the results of those cases, where terminated, to the S.E.C. on its previous Form 10-K and 10-Q reports, to which reference is hereby made.

Balance Sheet Rollforward for Product Liability Reserve
(Dollars in thousands)

	Balance Beginning of Year (a)	Accrued Legal Expense (Reversal) (b)	Cash Payments Legal Fees (c)	Cash Payments Settlements (d)	Insurance Premiums	Admin. Expense	Balance End of Year (a)
2004	$6,665	($1,598)	($1,935)	-	N/A	N/A	$3,132
2005	3,132	2,514	(2,935)	(515)	N/A	N/A	2,196
2006	2,196	688	(1,000)	(143)	N/A	N/A	1,741

Income Statement Detail for Product Liability Expense
(Dollars in thousands)

	Accrued Legal Expense (b)	Insurance Premium Expense (e)	Admin. Expense (f)	Total Product Liability Expense
2004	$(1,598)	$1,524	$878	$804
2005	2,514	1,338	1,041	4,893
2006	688	1,141	691	2,520

Notes

(a) The beginning and ending liability balances represent accrued legal fees only. Settlements and administrative costs are expensed as incurred. Only in rare instances is an accrual established for settlements.
(b) The expense accrued in the liability is for legal fees only.
(c) Legal fees represent payments to outside counsel related to product liability matters.
(d) Settlements represent payments made to plaintiffs or allegedly injured parties in exchange for a full and complete release of liability.
(e) Insurance expense represents the cost of insurance premiums.
(f) Administrative expense represents personnel related and travel expenses of Company employees and firearm experts related to the management and monitoring of product liability matters.

There were no insurance recoveries during any of the above years.

Other Operational Matters

In the normal course of its manufacturing operations, the Company is subject to occasional governmental proceedings and orders pertaining to waste disposal, air emissions and water discharges into the environment. The Company believes that it is generally in compliance with applicable environmental regulations and the outcome of such proceedings and orders will not have a material adverse effect on the financial position or results of operations of the Company.

The Company self-insures a significant amount of its product liability, workers compensation, medical, and other insurance. It also carries significant deductible amounts on various insurance policies.

The valuation of the future defined benefit pension obligations at December 31, 2006 and 2005 indicated that these plans were underfunded by $7.6 million and $11.3 million, respectively, and resulted in a cumulative other comprehensive loss of $12.4 million and $12.2 million on the Company's balance sheet at December 31, 2006 and 2005, respectively.

The Company expects to realize its deferred tax assets through tax deductions against future taxable income or carry back against taxes previously paid.

Inflation's effect on the Company's operations is most immediately felt in cost of products sold because the Company values inventory on the LIFO basis. Generally under this method, the cost of products sold reported in the financial statements approximates current costs, and thus, reduces distortion in reported income which would result from the slower recognition of increased costs when other methods are used. In 2006, however, the significant reduction in inventories resulted in a liquidation of LIFO inventory quantities carried at lower costs prevailing in prior years as compared with the current cost of purchases. This liquidation resulted in a reduction in costs of products sold by approximately $7.1 million in 2006. There was no LIFO liquidation in 2005 or 2004.

Critical Accounting Policies

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make assumptions and estimates that affect the reported amounts of assets and liabilities as of the balance sheet date and revenues and expenses recognized and incurred during the reporting period then ended. The Company bases estimates on prior experience, facts and circumstances and other assumptions, including those reviewed with actuarial consultants and independent counsel, when applicable, that are believed to be reasonable. However, actual results may differ from these estimates.

The Company believes the determination of its product liability accrual is a critical accounting policy. The Company's management reviews every lawsuit and claim at the outset and is in contact with independent and corporate counsel on an ongoing basis. The provision for product liability claims is based upon many factors, which vary for each case. These factors include the type of claim, nature and extent of injuries, historical settlement ranges, jurisdiction where filed, and advice of counsel. An accrual is established for each lawsuit and claim, when appropriate, based on the nature of each such lawsuit or claim.

Amounts are charged to product liability expense in the period in which the Company becomes aware that a claim or, in some instances a threat of claim, has been made when potential losses or costs of defense can be reasonably estimated. Such amounts are determined based on the Company's experience in defending similar claims. Occasionally, charges are made for claims made in prior periods because the cumulative actual costs incurred for that claim, or reasonably expected to be incurred in the future, exceed amounts already provided. Likewise credits may be taken if cumulative actual costs incurred for that claim, or reasonably expected to be incurred in the future, are less than amounts previously provided.

While it is not possible to forecast the outcome of litigation or the timing of costs, in the opinion of management, after consultation with independent and corporate counsel, it is not probable and is unlikely that litigation, including punitive damage claims, will have a material adverse effect on the financial position of the Company, but may have a material impact on the Company's financial results for a particular period.

The Company believes the valuation of its inventory and the related excess and obsolescence reserve is also a critical accounting policy. Inventories are carried at the lower of cost, principally determined by the last-in, first-out (LIFO) method, or market. An actual valuation of inventory under the LIFO method is made at the end of each year based on the inventory levels and prevailing inventory costs existing at that time.

The Company determines its excess and obsolescence reserve by projecting the year in which inventory will be consumed into a finished product. Given ever-changing market conditions, customer preferences and the anticipated introduction of new products, it does not seem prudent nor supportable to carry inventory at full cost beyond that needed during the next 36 months. Therefore, the Company estimates its excess and obsolescence inventory reserve based on the following parameters:

Projected Year Of Consumption	Required Reserve %
2007	2%
2008	10%
2009	35%
2010 and thereafter	90%

Recent Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Interpretation is effective for fiscal years beginning after December 15, 2006. We are currently evaluating the impact of this Interpretation on the Company's financial position, results of operations and cash flows.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements*, ("FAS 157"). This Standard defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and expands disclosures about fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The adoption of FAS 157 is not expected to have a material impact on the Company's financial position, results of operations and cash flows.

The FASB also issued in September 2006 Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statement No. 87, 88, 106 and 132(R)*, ("FAS 158"). FAS 158 provides recognition and disclosure elements to be effective as of the end of fiscal years ending after December 15, 2006 and measurement elements to be effective for fiscal years ending after December 15, 2008. At December 31, 2006, the Company has reported $12.4 million of deferred pension losses, net of taxes, in accumulated other comprehensive income and has reported the $7.6 million unfunded status of the plans as a liability at December 31, 2006. See Footnote 3 "Pension Plans" for further discussion of the Company's pension plans.

Forward-Looking Statements and Projections

The Company may, from time to time, make forward-looking statements and projections concerning future expectations. Such statements are based on current expectations and are subject to certain qualifying risks and uncertainties, such as market demand, sales levels of firearms, anticipated castings sales and earnings, the need for external financing for operations or capital expenditures, the results of pending litigation against the Company including lawsuits filed by mayors, state attorneys general and other governmental entities and membership organizations, and the impact of future firearms control and environmental legislation, any one or more of which could cause actual results to differ materially from those projected. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. The Company undertakes no obligation to publish revised forward-looking statements to reflect events or circumstances after the date such forward-looking statements are made or to reflect the occurrence of subsequent unanticipated events.

ITEM 7A—QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to changing interest rates on its investments, which consists primarily of United States Treasury instruments with short-term (less than one year) maturities and cash. The interest rate market risk implicit in the Company's investments at any given time is low, as the investments mature within short periods and the Company does not have significant exposure to changing interest rates on invested cash.

The Company has not undertaken any actions to cover interest rate market risk and is not a party to any interest rate market risk management activities.

A hypothetical ten percent change in market interest rates over the next year would not materially impact the Company's earnings or cash flows. A hypothetical ten percent change in market interest rates would not have a material effect on the fair value of the Company's investments.

ITEM 8—FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Sturm, Ruger & Company, Inc.
Southport, Connecticut

We have audited management's assessment, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A, that Sturm, Ruger & Company, Inc. maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)*. Sturm, Ruger & Company, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Sturm, Ruger & Company, Inc. maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in *Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)*. Also, in our opinion, Sturm, Ruger & Company, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in *Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)*.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the balance sheets of Sturm, Ruger & Company, Inc. as of December 31, 2006 and 2005, and the related statements of income, stockholders' equity and cash flows for the years then ended and our report dated March 2, 2007 expressed an unqualified opinion.

/s/McGladrey & Pullen, LLP
Stamford, Connecticut
March 2, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Sturm, Ruger & Company, Inc.
Southport, Connecticut

We have audited the balance sheets of Sturm, Ruger & Company, Inc. as of December 31, 2006 and 2005, and the related statements of income, stockholders' equity and cash flows for the years then ended. Our audits also included the financial statement schedule of Sturm, Ruger & Company, Inc. listed in Item 15(a) for 2006 and 2005. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sturm, Ruger & Company, Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Sturm, Ruger & Company, Inc.'s internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)* and our report dated March 2, 2007 expressed an unqualified opinion on management's assessment of the effectiveness of Sturm, Ruger & Company, Inc.'s internal control over financial reporting and an unqualified opinion on the effectiveness of Sturm, Ruger and Company, Inc.'s internal control over financial reporting.

/s/McGladrey & Pullen, LLP
Stamford, Connecticut
March 2, 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Sturm, Ruger & Company, Inc.:

We have audited the accompanying statements of income, stockholders' equity, and cash flows of Sturm, Ruger & Company, Inc. for the year ended December 31, 2004. In connection with our audit of the financial statements, we have also audited the accompanying financial statement schedule. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and the cash flows of Sturm, Ruger & Company, Inc. for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/KPMG LLP
Stamford, Connecticut
March 8, 2005, except as to note 4 to the financial statements which is as of March 31, 2006

Balance Sheets

(Dollars in thousands, except per share data)

December 31,	**2006**	2005
Assets		
Current Assets		
Cash and cash equivalents	$ 7,316	$ 4,057
Short-term investments	22,026	21,926
Trade receivables, net	18,007	15,777
Gross inventories:	87,477	111,462
Less LIFO reserve	(57,555)	(59,599)
Less excess and obsolescence reserve	(5,516)	(3,137)
Net inventories	24,406	48,726
Deferred income taxes	8,347	6,018
Prepaid expenses and other current assets	1,683	5,442
Total Current Assets	81,785	101,946
Property, Plant, and Equipment	128,042	155,174
Less allowances for depreciation	(105,081)	(131,808)
Net property, plant and equipment	22,961	23,366
Deferred income taxes	3,630	3,200
Other assets	8,690	11,127
Total Assets	$117,066	$139,639

See accompanying notes to financial statements.

December 31,	**2006**	2005
Liabilities and Stockholders' Equity		
Current Liabilities		
Trade accounts payable and accrued expenses	$ 6,342	$ 3,619
Product liability	904	1,207
Employee compensation and benefits	6,416	7,544
Workers' compensation	6,547	5,119
Income taxes payable	1,054	935
Total Current Liabilities	21,263	18,424
Accrued pension liability	7,640	8,648
Product liability	837	989
Contingent liabilities (Note 6)	-	-
Stockholders' Equity		
Common stock, non-voting, par value $1:		
Authorized shares – 50,000; none issued		
Common stock, par value $1:		
Authorized shares – 40,000,000		
Issued and outstanding shares – 2006-22,638,700; 2005-26,910,700	22,639	26,911
Additional paid-in capital	2,615	2,508
Retained earnings	74,505	94,334
Accumulated other comprehensive income (loss)	(12,433)	(12,175)
Total Stockholders' Equity	87,326	111,578
Total Liabilities and Stockholders' Equity	$117,066	$139,639

See accompanying notes to financial statements.

Statements of Income
(In thousands, except per share data)

Year ended December 31,	**2006**	2005	2004
Net firearms sales	$139,110	$132,805	$124,924
Net castings sales	28,510	21,917	20,700
Total net sales	167,620	154,722	145,624
Cost of products sold	143,382	128,343	115,725
Gross profit	24,238	26,379	29,899
Expenses:			
Selling	16,150	17,271	16,700
General and administrative	7,874	7,271	6,175
Impairment of assets	494	483	-
	24,518	25,025	22,875
Operating (loss) income	(280)	1,354	7,024
Gain on sale of assets	1,326	-	874
Other income-net	797	88	153
Total other income	2,123	88	1,027
Income before income taxes	1,843	1,442	8,051
Income taxes	739	578	3,228
Net income	$ 1,104	$ 864	$ 4,823
Basic and Diluted Earnings Per Share	$ 0.04	$ 0.03	$ 0.18
Cash Dividends Per Share	$ 0.00	$ 0.30	$ 0.60

See accompanying notes to financial statements.

Statements of Stockholders' Equity
(Dollars in thousands)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance at December 31, 2003	$26,911	$2,508	$112,866	$(8,645)	$133,640
Net income			4,823		4,823
Additional minimum pension liability, net of deferred taxes of $1,086				(1,630)	(1,630)
Comprehensive income					3,193
Cash dividends			(16,146)		(16,146)
Balance at December 31, 2004	26,911	2,508	101,543	(10,275)	120,687
Net income			864		864
Additional minimum pension liability, net of deferred taxes of $1,267				(1,900)	(1,900)
Comprehensive income					(1,036)
Cash dividends			(8,073)		(8,073)
Balance at December 31, 2005	26,911	2,508	94,334	(12,175)	111,578
Net income			1,104		1,104
Pension liability, net of deferred taxes of $172				(258)	(258)
Stock-based compensation, net of tax		107			107
Comprehensive income					953
Repurchase of 4,272,000 shares of common stock	(4,272)		(20,933)		(25,205)
Balance at December 31, 2006	$22,639	$2,615	$74,505	$(12,433)	$87,326

See accompanying notes to financial statements.

Statements of Cash Flows
(In thousands)

Year ended December 31,	**2006**	2005	2004
Operating Activities			
Net income	$ 1,104	$ 864	$ 4,823
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation	3,852	5,440	5,827
Impairment of assets	494	483	-
Gain on sale of assets	(1,326)	-	(874)
Deferred income taxes	(2,759)	(328)	1,855
Changes in operating assets and liabilities:			
Trade receivables	(2,230)	305	(3,268)
Inventories	24,320	1,659	(1,855)
Trade accounts payable and other liabilities	3,023	13	(81)
Product liability	(455)	(936)	(3,533)
Prepaid expenses and other assets	4,077	(2,422)	(1,132)
Income taxes	119	167	(451)
Cash provided by operating activities	30,219	5,245	1,311
Investing Activities			
Property, plant, and equipment additions	(3,906)	(4,460)	(6,945)
Purchases of short-term investments	(114,585)	(125,245)	(123,098)
Proceeds from sales or maturities of short-term investments	114,485	131,749	144,693
Net proceeds from sale of assets	2,251	-	1,580
Cash (used for) provided by investing activities	(1,755)	2,044	16,230
Financing Activities			
Repurchase and retirement of common stock	(25,205)	-	-
Dividends paid	-	(8,073)	(16,146)
Cash used for financing activities	(25,205)	(8,073)	(16,146)
Increase (Decrease) in cash and cash equivalents	3,259	(784)	1,395
Cash and cash equivalents at beginning of year	4,057	4,841	3,446
Cash and Cash Equivalents at End of Year	$ 7,316	$ 4,057	$ 4,841

See accompanying notes to financial statements.

Notes to Financial Statements

1. Significant Accounting Policies

Organization
Sturm, Ruger & Company, Inc. (the "Company") is principally engaged in the design, manufacture, and sale of firearms and precision investment castings. The Company's design and manufacturing operations are located in the United States. More than 95% of all sales are domestic. Export sales account for less than 5% of total sales. The Company's firearms are sold through a select number of independent wholesale distributors to the sporting and law enforcement markets. Investment castings are sold either directly to or through manufacturer's representatives to companies in a wide variety of industries.

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition
Revenue is recognized, net of any estimated discounts, sales incentives, or rebates, when product is shipped and the customer takes ownership and assumes risk of loss.

Cash Equivalents
The Company considers interest-bearing deposits with financial institutions with remaining maturities of three months or less at the time of acquisition to be cash equivalents.

Short-term Investments
Short-term investments are recorded at cost plus accrued interest, which approximates market, and consist of a bank-managed money market fund that invests principally in United States Treasury instruments, all maturing within one year. The income from short-term investments is included in other income – net.

Accounts Receivable
Accounts receivable balances for significant customers follow:

As of December 31, (in thousands)	**2006**	2005
Customer 1	$2,200	$1,900
Customer 2	$1,800	$2,900
Customer 3	$1,300	$2,200
Customer 4	$700	$800

The allowance for doubtful accounts and discounts was $0.4 million and $0.7 million in 2006 and 2005, respectively.

The Company establishes an allowance for doubtful accounts based on the credit worthiness of its customers and historical experience. Bad debt expense has been immaterial during the last three years.

Inventories
Inventories are stated at the lower of cost, principally determined by the last-in, first-out (LIFO) method, or market. If inventories had been valued using the first-in, first-out method, inventory values would have been higher by approximately $57.6 million and $59.6 million at December 31, 2006 and 2005, respectively. During 2006, inventory quantities were reduced. This reduction resulted in a liquidation of LIFO inventory quantities carried at lower costs prevailing in prior years as compared with the current cost of purchases, the effect of which decreased costs of products sold by approximately $7.1 million and increased net income by $4.3 million in 2006. There was no LIFO liquidation in 2005 or 2004.

Inventories consist of the following:

As of December 31, (in thousands)	**2006**	2005
Finished products	$ 3,906	$ 9,997
Materials and products in process	20,500	38,729
Net inventories	$24,406	$48,726

Property, Plant, and Equipment

Property, plant, and equipment are stated on the basis of cost. Depreciation is computed using the straight-line and declining balance methods predominately over 15, 10, and 3 years for buildings, machinery and equipment, and tools and dies, respectively.

Property, plant and equipment consist of the following:

As of December 31, (in thousands)	**2006**	2005
Land and improvements	$ 1,652	$ 1,652
Buildings and improvements	23,795	23,501
Machinery and equipment	86,155	100,903
Dies and tools	16,440	29,118
	$128,042	$155,174

Long-lived assets are reviewed for impairment whenever circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144. In performing this review, the carrying value of the assets is compared to the projected undiscounted cash flows to be generated from the assets. If the sum of the undiscounted expected future cash flows is less than the carrying value of the assets, the assets are considered to be impaired. Impairment losses are measured as the amount by which the carrying value of the assets exceeds the fair value of the assets. When fair value estimates are not available, the Company estimates fair value using the estimated future cash flows discounted at a rate commensurate with the risks associated with the recovery of the assets.

In 2006, $12.0 million of machinery and equipment and $13.4 million of dies and tools no longer used in operations, and $25.4 million of corresponding accumulated depreciation, were reclassified to other assets. As the net book value of these assets was zero, there was no increase to other assets. In 2005, $8.3 million of buildings and improvements no longer used in operations, and $5.6 million of corresponding accumulated depreciation were reclassified to other assets.

Income Taxes

Income taxes are accounted for using the asset and liability method in accordance with SFAS No. 109. Under this method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory rates applicable to future years to temporary differences between the financial statement carrying amounts and the tax basis of the Company's assets and liabilities.

Product Liability

The Company provides for product liability claims including estimated legal costs to be incurred defending such claims. The provision for product liability claims is charged to cost of products sold.

Advertising Costs

The Company expenses advertising costs as incurred. Advertising expenses for the years ended December 31, 2006, 2005, and 2004, were $1.9 million, $2.0 million, and $2.5 million, respectively.

Shipping Costs

Costs incurred related to the shipment of products are included in selling expense. Such costs totaled $1.9 million, $1.9 million, and $1.7 million in 2006, 2005, and 2004, respectively.

Stock Options

Effective January 1, 2006, the Company adopted the fair value recognition provisions of FASB Statement 123(R), *Share-Based Payment*, utilizing the modified prospective approach. Prior to the adoption of SFAS 123(R) the Company accounted for stock option grants in accordance with APB Opinion 25, *Accounting for Stock Issued to Employees*, (the intrinsic value method), and accordingly, recognized no compensation expense for stock option grants.

Under the modified prospective approach, the provisions of SFAS 123(R) apply to new awards and to awards that were outstanding on January 1, 2006 that are subsequently modified, repurchased or cancelled. Under the modified prospective approach, compensation cost recognized in the year ended December 31, 2006 includes compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS 123, and compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R). Prior periods were not restated to reflect the impact of adopting the new standard.

Earnings Per Share

Basic earnings per share is based upon the weighted-average number of shares of Common Stock outstanding during the year, which was 25,775,400 in 2006 and 26,910,700 in 2005 and 2004. Diluted earnings per share reflect the impact of options outstanding using the treasury stock method. This results in diluted weighted-average shares outstanding of 25,787,600 in 2006, 26,910,700 in 2005 and 26,930,000 in 2004.

Reclassifications

Certain prior year balances may have been reclassified to conform with current year presentation.

Recent Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes.* This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Interpretation is effective for fiscal years beginning after December 15, 2006. We are currently evaluating the impact of this Interpretation on the Company's financial position, results of operations and cash flows.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements*, ("FAS 157"). This Standard defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and expands disclosures about fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The adoption of FAS 157 is not expected to have a material impact on the Company's financial position, results of operations and cash flows.

The FASB also issued in September 2006 Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statement No. 87, 88, 106 and 132(R)*, ("FAS 158"). FAS 158 provides recognition and disclosure elements to be effective as of the end of fiscal years ending after December 15, 2006 and measurement elements to be effective for fiscal years ending after December 15, 2008. At December 31, 2006, the Company has reported $12.4 million of deferred pension losses, net of taxes, in accumulated other comprehensive income and has reported the $7.6 million unfunded status of the plans as a liability at December 31, 2006. See Footnote 3 "Pension Plans" for further discussion of the Company's pension plans.

2. Income Taxes

The Federal and state income tax provision consisted of the following (in thousands):

Year ended December 31,	**2006**		2005		2004	
	Current	Deferred	Current	Deferred	Current	Deferred
Federal	$2,587	$(1,925)	$690	$(260)	$ 931	$1,556
State	739	(662)	204	(56)	442	299
	$3,326	$(2,587)	$894	$(316)	$1,373	$1,855

Significant components of the Company's deferred tax assets and liabilities are as follows (in thousands):

December 31,	**2006**	2005
Deferred tax assets:		
Product liability	$ 698	$ 881
Employee compensation and benefits	4,081	3,749

Allowances for doubtful accounts and discounts	458	316
Inventories	2,674	1,715
Additional minimum pension liability	8,289	8,117
Other	2,467	1,533
Total deferred tax assets	18,667	16,311
Deferred tax liabilities:		
Depreciation	1,030	783
Pension plans	5,428	5,994
Other	232	316
Total deferred tax liabilities	6,690	7,093
Net deferred tax assets	$11,977	$ 9,218

In accordance with the provisions of SFAS No. 87, "Employers' Accounting for Pension Plan Costs," changes in deferred tax assets relating to the additional minimum pension liability are not charged to expense and are therefore not included in the deferred tax provision, instead they are charged to other comprehensive income.

The effective income tax rate varied from the statutory Federal income tax rate as follows:

Year ended December 31,	**2006**	2005	2004
Statutory Federal income tax rate	34.0%	34.0%	35.0%
State income taxes, net of Federal tax benefit	4.2	7.5	6.2
Other items	1.9	(1.4)	(1.1)
Effective income tax rate	40.1%	40.1%	40.1%

The Company made income tax payments of approximately $0.2 million, $3.1 million, and $2.6 million, during 2006, 2005, and 2004, respectively. The Company expects to realize its deferred tax assets through tax deductions against future taxable income or carry back against taxes previously paid.

3. Pension Plans

The Company sponsors two defined benefit pension plans that cover substantially all employees. A third defined benefit pension plan is non-qualified and covers certain executive officers of the Company.

The cost of these defined benefit plans and the balances of plan assets and obligations are as follows (in thousands):

Change in Benefit Obligation	**2006**	2005
Benefit obligation at January 1	$64,481	$59,114
Service cost	1,670	1,650
Interest cost	3,444	3,340
Actuarial loss (gain)	(3,051)	2,248
Benefits paid	(2,377)	(1,871)
Benefit obligation at December 31	64,167	64,481
Change in Plan Assets		
Fair value of plan assets at January 1	53,206	50,344
Actual return on plan assets	3,463	1,876
Employer contributions	2,236	2,857
Benefits paid	(2,378)	(1,871)
Fair value of plan assets at December 31	56,527	53,206
Funded Status		
Funded status	(7,640)	(11,275)
Unrecognized net actuarial loss	19,398	22,920
Unrecognized prior service cost	1,324	1,484
Unrecognized transition obligation (asset)	-	-
Net amount recognized	$13,082	$13,129

Weighted Average Assumptions for the years ended December 31,	**2006**	2005
Discount rate	5.50%	5.75%
Expected long-term return on plan assets	8.00%	8.00%
Rate of compensation increases	5.00%	5.00%

Components of Net Periodic Pension Cost		
Service cost	$1,670	$1,650
Interest cost	3,444	3,340
Expected return on assets	(4,235)	(4,041)
Amortization of unrecognized transition asset	-	11
Recognized gains	1,243	1,041
Prior service cost recognized	161	257
Net periodic pension cost	$2,283	$2,258

Amounts Recognized on the Balance Sheet	**2006**	2005
Accrued benefit liability	$(7,640)	$ (8,648)
Intangible asset	-	1,485
Accumulated other comprehensive income, net of tax	12,433	12,175
Deferred tax asset	8,289	8,117
	$13,082	$13,129

Weighted Average Assumptions as of December 31,	**2006**	2005
Discount rate	5.75%	5.50%
Rate of compensation increases	5.00%	5.00%

Information for Pension Plans with an Accumulated Benefit Obligation in excess of plan assets	**2006**	2005
Projected benefit obligation	$64,167	$64,481
Accumulated benefit obligation	$62,284	$61,854
Fair value of plan assets	$56,527	$53,206

Pension Weighted Average Asset Allocations as of December 31,	**2006**	2005
Debt securities	70%	70%
Equity securities	27%	27%
Money market funds	3%	3%
	100%	100%

The estimated future benefit payments for the defined benefit plans, which reflect future service as appropriate, for each of the next five years and the total amount for years six through ten, are as follows: 2007-$2.4 million, 2008-$2.6 million, 2009-$3.0 million, 2010-$3.1 million, 2011-$3.3 million and for the five year period ending 2016-$21.2 million.

The accumulated benefit obligation for all the defined benefit pension plans was $62.3 million and $61.9 million as of December 31, 2006 and 2005, respectively.

The measurement dates of the assets and liabilities of all plans presented for 2006 and 2005 were December 31, 2006 and December 31, 2005, respectively.

Prior service cost of $0.2 million and unrecognized losses of $1.1 million included in accumulated other comprehensive income as of December 31, 2006 are expected to be recognized as components of net periodic pension cost in 2007.

The Company expects to contribute $1.9 million in the form of cash payments to its pension plans in 2007. This contribution is not required by funding regulations or laws. The current investment objective is to produce income and long-term appreciation through a target asset allocation of 75% debt securities and other fixed income investments including cash and short-term instruments, and 25% of equity investments, to provide for the current and future benefit payments of the plans. The Company anticipates modifying the investment allocation during 2007 to include a higher percentage of equity investments, and to transition to the new asset allocation over the 18 months thereafter. The pension plans are not invested in the common stock of the Company.

The Company determines the expected return on plan assets based on the target asset allocations. In addition, the historical returns of the plan assets are also considered in arriving at the expected rate of return.

In accordance with SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" and its predecessor, SFAS No. 87, "Employers' Accounting for Pension Costs", the Company recorded an additional minimum pension liability, net of tax, which decreased comprehensive income by $0.3 million, $1.9 million, and $1.6 million in 2006, 2005, and 2004, respectively.

The Company also sponsors two defined contribution plans which cover substantially all of its hourly and salaried employees and a non-qualified defined contribution plan which covers certain of its salaried employees. Expenses related to the defined contribution plans were $1.1 million, $1.5 million, and $0.7 million in 2006, 2005, and 2004, respectively.

Effective January 1, 2007, all qualified and non-qualified defined contribution plans were merged into a single 401(k) plan. Under the terms of the 401(k) plan, the Company will begin matching a certain portion of employee contributions effective January 1, 2007. Company costs under the matching provisions of the new plan are expected to approximate aggregate Company costs recognized under the three prior defined contribution plans.

FAS No. 158 requires an employer to measure the funded status of a plan as of its year-end date and is first effective for fiscal 2006 for the Company and is reflected in the following presentation of the Company's defined benefit plans. Upon adoption of this standard the Company recorded a charge of $1.6 million, net of tax, to other comprehensive income and a $2.6 million credit to accrued pension liability.

4. Restatement of 2004 Financial Statements

As previously reported in 2005, the financial statements for the year ended December 31, 2004 have been restated to reduce cost of goods sold by $0.9 million. The misstatement was caused by an error in the calculation of the 2004 LIFO index. This restatement increased net income by $0.5 million or $0.02 per share for the year ended December 31, 2004.

5. Stock Incentive and Bonus Plans

In 1998, the Company adopted, and in May 1999 the shareholders approved, the 1998 Stock Incentive Plan (the "1998 Plan") under which employees may be granted options to purchase shares of the Company's Common Stock and stock appreciation rights. The Company has reserved 2,000,000 shares for issuance under the 1998 Plan. These options have an exercise price equal to the fair market value of the shares of the Company at the date of grant, become vested ratably over five years, and expire ten years from the date of grant. To date, no stock appreciation rights have been granted.

On December 18, 2000, the Company adopted, and in May 2001 the shareholders approved, the 2001 Stock Option Plan for Non-Employee Directors (the "2001 Plan") under which non-employee directors are granted options to purchase shares of the Company's authorized but unissued stock. The Company has reserved 200,000 shares for issuance under the 2001 Plan. Options granted under the 2001 Plan have an exercise price equal to the fair market value of the shares of the Company at the date of grant and expire ten years from the date of grant. Twenty-five percent of the options vest immediately upon grant and the remaining options vest ratably over three years.

The following table summarizes the activity of the Plans:

	Shares	Weighted Avg Exercise Price	Weighted Avg Grant Date Fair Value	Weighted Avg Remaining Contractual Life (Years)
Outstanding at December 31, 2003	1,095,000	$11.55	$1.86	5.32
Granted	-	-	-	-
Exercised	-	-	-	-
Canceled	-	-	-	-
Outstanding at December 31, 2004	1,095,000	11.55	1.86	4.32
Granted	40,000	10.88	2.24	9.5
Exercised	-	-		
Canceled	(115,000)	11.74	1.83	3.15
Outstanding at December 31, 2005	1,020,000	11.50	1.89	3.31
Granted	660,000	8.51	3.51	9.7
Exercised	-	-	-	-
Canceled	(355,000)	11.90	2.00	2.3
Outstanding at December 31, 2006	1,325,000	9.46	2.66	5.4
Exercisable Options Outstanding at December 31, 2006	670,000	11.18	1.95	2.7
Non-Vested Options Outstanding at December 31, 2006	655,000	$ 7.70	$3.50	9.7

There were 670,000 exercisable options at December 31, 2006, with a weighted average exercise price of $11.18 and an average contractual life remaining of 2.7 years. At December 31, 2006, an aggregate of 875,000 shares remain available for grant under the Plans.

The Company uses the Black-Scholes option pricing model to estimate the fair value of stock-based awards with the following weighted average assumptions: dividend yield of 0.0%, expected volatility of 44.3%, risk free rate of return of 4.0%, and expected lives of 5 years. The estimated fair value of options granted is subject to the assumptions made and if the assumptions changed, the estimated fair value amounts could be significantly different.

The Company's Stock Bonus Plan, as amended, covers its key employees excluding members of the Ruger family. Pursuant to the Plan, awards are made of Common Stock and a cash bonus approximating the estimated income tax on the awards. At December 31, 2005, 502,000 shares of Common Stock were reserved for future awards.

As a result of adopting Statement 123(R) on January 1, 2006, the Company's income before income taxes and net income for the year ended December 31, 2006 are $176,000 and $106,000 lower, respectively, than if it had continued to account for share-based compensation under Opinion 25 for stock option grants. Basic and diluted earnings per share were unchanged. If the Company would have adopted Statement 123(R) for the year ended December 31, 2005, the Company's income before income taxes and net income for that period would have been $39,000 and $23,000 lower, respectively, than the amounts previously reported and basic and diluted earnings per share would have been unchanged.

At December 31, 2006, there was $2.2 million of unrecognized compensation cost related to share-based payments that is expected to be recognized over a weighted-average period of 4.5 years.

At December 31, 2006, shares available for future stock option grants to employees and directors under existing plans were 1.1 million and 60,000, respectively. At December 31, 2006 the aggregate intrinsic value of all options, including exercisable options, was zero. The Company has reserved 2.2 million of authorized and unissued shares of its common stock for issuance of stock under its stock option plans.

6. Contingent Liabilities

(The following disclosures within "Contingent Liabilities" are identical to the disclosures within Item 1A-Risk Factors "Firearms Litigation" and "Firearms Litigation" in Item 7-Management's Discussion and Analysis of Financial Condition and Results of Operations.)

As of December 31, 2006, the Company is a defendant in approximately four lawsuits allegedly involving its products and is aware of certain other such claims. Lawsuits and claims fall into two categories:

(i) Those that claim damages from the Company related to allegedly defective product design which stem from a specific incident. These lawsuits and claims are based principally on the theory of "strict liability" but also may be based on negligence, breach of warranty, and other legal theories, and

(ii) Those brought by cities, municipalities, counties, and individuals against firearms manufacturers, distributors and dealers seeking to recover damages allegedly arising out of the misuse of firearms by third-parties in the commission of homicides, suicides and other shootings involving juveniles and adults. The complaints by municipalities seek damages, among other things, for the costs of medical care, police and emergency services, public health services, and the maintenance of courts, prisons, and other services. In certain instances, the plaintiffs seek to recover for decreases in property values and loss of business within the city due to criminal violence. In addition, nuisance abatement and/or injunctive relief is sought to change the design, manufacture, marketing and distribution practices of the various defendants. These suits allege, among other claims, strict liability or negligence in the design of products, public nuisance, negligent entrustment, negligent distribution, deceptive or fraudulent advertising, violation of consumer protection statutes and conspiracy or concert of action theories. Most of these cases do not allege a specific injury to a specific individual as a result of the misuse or use of any of the Company's products.

The Company has expended significant amounts of financial resources and management time in connection with product liability litigation. Management believes that, in every case, the allegations are unfounded, and that the shootings and any results therefrom were due to negligence or misuse of the firearms by third-parties or the claimant, and that there should be no recovery against the Company. Defenses further exist to the suits brought by cities, municipalities, counties, and a state attorney general based, among other reasons, on established state law precluding recovery by municipalities for essential government services, the remoteness of the claims, the types of damages sought to be recovered, and limitations on the extraterritorial authority which may be exerted by a city, municipality, county or state under state and federal law, including State and Federal Constitutions. Also, "The Protection of Lawful Commerce in Arms Act" signed into law on October 26, 2005 on its face requires dismissal of such claims.

The only case against the Company alleging liability for criminal shootings by third-parties to ever be permitted to go before a constitutional jury, Hamilton, et al. v. Accu-tek, et al., resulted in a defense verdict in favor of the Company on February 11, 1999. In that case, numerous firearms manufacturers and distributors had been sued, alleging damages as a result of alleged negligent sales practices and "industry-wide" liability. The Company and its marketing and distribution practices were exonerated from any claims of negligence in each of the seven cases decided by the jury. In subsequent proceedings involving other defendants, the New York Court of Appeals as a matter of law confirmed that 1) no legal duty existed under the circumstances to prevent or investigate criminal misuses of a manufacturer's lawfully made products; and 2) liability of firearms manufacturers could not be apportioned under a market share theory. More recently, the New York Court of Appeals on October 21, 2003 declined to hear the appeal from the decision of the New York Supreme Court, Appellate Division, affirming the dismissal of New York Attorney General Eliot Spitzer's public nuisance suit against the Company and other manufacturers and distributors of firearms. In its decision, the Appellate Division relied heavily on Hamilton in concluding that it was "legally inappropriate," "impractical," "unrealistic" and "unfair" to attempt to hold firearms manufacturers responsible under theories of public nuisance for the criminal acts of others.

Of the lawsuits brought by municipalities or a state Attorney General, twenty have been concluded: Atlanta – dismissal by intermediate Appellate Court, no further appeal; Bridgeport – dismissal affirmed by Connecticut Supreme Court; County of Camden – dismissal affirmed by U.S. Third Circuit Court of Appeals; Miami – dismissal affirmed by intermediate appellate court, Florida Supreme Court declined review; New Orleans – dismissed by Louisiana Supreme Court, United States Supreme Court declined review; Philadelphia – U.S. Third Circuit Court of Appeals affirmed dismissal, no further appeal; Wilmington – dismissed by trial court, no appeal; Boston – voluntary dismissal with prejudice by the City at the close of fact discovery; Cincinnati – voluntarily withdrawn after a unanimous vote of the city council; Detroit – dismissed by Michigan Court of Appeals, no appeal; Wayne County – dismissed by Michigan Court of Appeals, no appeal; New York State – Court of Appeals denied plaintiff's petition for leave to appeal the Intermediate Appellate Court's dismissal, no further appeal; Newark – Superior Court of New Jersey Law Division for Essex County dismissed the case with prejudice; City of Camden – dismissed on July 7, 2003, not reopened; Jersey City – voluntarily dismissed and not re-filed; St. Louis – Missouri

Supreme Court denied plaintiffs' motion to appeal Missouri Appellate Court's affirmance of dismissal; Chicago – Illinois Supreme Court denied plaintiffs' petition for rehearing; and Los Angeles City, Los Angeles County, San Francisco – Appellate Court affirmed summary judgment in favor of defendants, no further appeal; and Cleveland – dismissed on January 24, 2006 for lack of prosecution.

The dismissal of the Washington, D.C. municipal lawsuit was sustained on appeal, but individual plaintiffs were permitted to proceed to discovery and attempt to identify the manufacturers of the firearms used in their shootings as "machine guns" under the city's "strict liability" law. On April 21, 2005, the D.C. Court of Appeals, in an *en* banc hearing, unanimously dismissed all negligence and public nuisance claims, but let stand individual claims based upon a Washington, D.C. act imposing "strict liability" for manufacturers of "machine guns." Based on present information, none of the Company's products has been identified with any of the criminal assaults which form the basis of the individual claims. The writ of certiorari to the United States Supreme Court regarding the constitutionality of the Washington, D.C. act was denied and the case was remanded to the trial court for further proceedings. The defendants subsequently moved to dismiss the case based upon the Protection of Lawful Commerce in Arms Act, which motion was granted on May 22, 2006. The individual plaintiffs and the District of Columbia, which has subrogation claims in regard to the individual plaintiffs, have appealed.

The Indiana Court of Appeals affirmed the dismissal of the Gary case by the trial court, but the Indiana Supreme Court reversed this dismissal and remanded the case for discovery proceedings on December 23, 2003. Gary is scheduled to begin trial in 2009. The defendants filed a motion to dismiss pursuant to the Protection of Lawful Commerce in Arms Act ("PLCAA"). The state court judge held the PLCAA unconstitutional and the defendants filed a motion with the Indiana Court of Appeals asking it to accept interlocutory appeal on the issue, which appeal was accepted on February 5, 2007.

In the previously reported New York City municipal case, the defendants moved to dismiss the suit pursuant to the Protection of Lawful Commerce in Arms Act. The trial judge found the Act to be constitutional but denied the defendants' motion to dismiss the case, stating that the Act was not applicable to the suit. The defendants were given leave to appeal and in fact have appealed the decision to the U.S. Court of Appeals for the Second Circuit. That appeal is pending.

In the NAACP case, on May 14, 2003, an advisory jury returned a verdict rejecting the NAACP's claims. On July 21, 2003, Judge Jack B. Weinstein entered an order dismissing the NAACP lawsuit, but this order contained lengthy dicta which defendants believe are contrary to law and fact. Appeals by both sides were filed, but plaintiffs withdrew their appeal. On August 3, 2004, the United States Court of Appeals for the Second Circuit granted the NAACP's motion to dismiss the defendants' appeal of Judge Weinstein's order denying defendants' motion to strike his dicta made in his order dismissing the NAACP's case, and the defendants' motion for summary disposition was denied as moot. The ruling of the Second Circuit effectively confirmed the decision in favor of defendants and brought this matter to a conclusion.

Legislation has been passed in approximately 34 states precluding suits of the type brought by the municipalities mentioned above. On the Federal level, the "Protection of Lawful Commerce in Arms Act" was signed by President Bush on October 26, 2005. The Act requires dismissal of suits against manufacturers arising out of the lawful sale of their products for harm resulting from the criminal or unlawful misuse of a firearm by a third party. The Company is pursuing dismissal of each action involving such claims, including the municipal cases described above. On February 1, 2007, plaintiff's counsel in the previously reported Arnold case advised that plaintiff intends to voluntarily dismiss the case with prejudice. This will conclude this matter with no payment by the Company.

Punitive damages, as well as compensatory damages, are commonly demanded in many of the lawsuits and claims brought against the Company. Aggregate claimed amounts may exceed product liability accruals and applicable insurance coverage. For claims made after July 10, 2000, coverage is provided on an annual basis for losses exceeding $5 million per claim, or an aggregate maximum loss of $10 million annually, except for certain new claims which might be brought by governments or municipalities after July 10, 2000, which are excluded from coverage.

Product liability claim payments are made when appropriate if, as, and when claimants and the Company reach agreement upon an amount to finally resolve all claims. Legal costs are paid as the lawsuits and claims develop, the timing of which may vary greatly from case to case. A time schedule cannot be determined in advance with any reliability concerning when payments will be made in any given case.

Provision is made for product liability claims based upon many factors related to the severity of the alleged injury and potential liability exposure, based upon prior claim experience. Because our experience in defending these lawsuits and claims is that unfavorable outcomes are typically not probable or estimable, only in rare cases is an accrual established for such costs. In most cases, an accrual is established only for estimated legal defense costs. Product liability accruals are periodically reviewed to reflect then-current estimates of possible liabilities and expenses incurred to date and reasonably anticipated in the future. Threatened product liability claims are reflected in our product liability accrual on the same basis as actual claims; i.e., an accrual is made for reasonably anticipated possible liability and claims-handling expenses on an ongoing basis.

A range of reasonably possible loss relating to unfavorable outcomes cannot be made. Currently, there are no product liability cases in which a dollar amount of damages is claimed. If there were cases with claimed damages, the amount of damages claimed would be set forth as an indication of possible maximum liability that the Company might be required to incur in these cases (regardless of the likelihood or reasonable probability of any or all of this amount being awarded to claimants) as a result of adverse judgments that are sustained on appeal.

As of December 31, 2006 and 2005, the Company was a defendant in 4 and 6 lawsuits, respectively, involving its products and is aware of other such claims. During the year ended December 31, 2006 and 2005, respectively, 2 and 3 claims were filed against the Company, 2 and 5 claims were dismissed, and 2 and 1 claims were settled. The average cost per settled claim was $47,000 and $150,000 in 2006 and 2005, respectively.

During the years ended December 31, 2006 and 2005, the Company incurred product liability expense of $2.5 million and $4.9 million, respectively, which includes the cost of outside legal fees, insurance, and other expenses incurred in the management and defense of product liability matters.

The Company monitors the status of known claims and the product liability accrual, which includes amounts for asserted and unasserted claims. While it is not possible to forecast the outcome of litigation or the timing of costs, in the opinion of management, after consultation with special and corporate counsel, it is not probable and is unlikely that litigation, including punitive damage claims, will have a material adverse effect on the financial position of the Company, but may have a material impact on the Company's financial results for a particular period.

The Company has reported all cases instituted against it through September 30, 2006 and the results of those cases, where terminated, to the S.E.C. on its previous Form 10-K and 10-Q reports, to which reference is hereby made.

Balance Sheet Rollforward for Product Liability Reserve
(Dollars in thousands)

			Cash Payments				
	Balance Beginning of Year (a)	Accrued Legal Expense (Reversal) (b)	Legal Fees (c)	Settlements (d)	Insurance Premiums	Admin. Expense	Balance End of Year (a)
2004	$6,665	($1,598)	($1,935)	-	N/A	N/A	$3,132
2005	3,132	2,514	(2,935)	(515)	N/A	N/A	2,196
2006	2,196	688	(1,000)	(143)	N/A	N/A	1,741

Income Statement Detail for Product Liability Expense
(Dollars in thousands)

	Accrued Legal Expense (b)	Insurance Premium Expense (e)	Admin. Expense (f)	Total Product Liability Expense
2004	$(1,598)	$1,524	$878	$804
2005	2,514	1,338	1,041	4,893
2006	688	1,141	691	2,520

Notes

(a) The beginning and ending liability balances represent accrued legal fees only. Settlements and administrative costs are expensed as incurred. Only in rare instances is an accrual established for settlements.

(b) The expense accrued in the liability is for legal fees only.

(c) Legal fees represent payments to outside counsel related to product liability matters.

(d) Settlements represent payments made to plaintiffs or allegedly injured parties in exchange for a full and complete release of liability.

(e) Insurance expense represents the cost of insurance premiums.

(f) Administrative expense represents personnel related and travel expenses of Company employees and firearm experts related to the management and monitoring of product liability matters.

There were no insurance recoveries during any of the above years.

7. Asset Impairment Charges

In the fourth quarter of 2006 and 2005 the Company recognized asset impairment charges of $0.5 million and $0.5 million, respectively, related to certain assets in the investment castings and corporate segments. The Company was required to reduce the carrying value of these assets to fair value and recognized asset impairment charges because the carrying value of the affected assets exceeded their projected future undiscounted cash flows. The Company's cessation of titanium castings operations did not result in an asset impairment charge.

8. Related Party Transactions

In 2006, 2005 and 2004, the Company paid Newport Mills, $9,800, $205,500 and $243,000, respectively, for storage rental and office space. The sole proprietor of Newport Mills is William B. Ruger, Jr. who was Chairman and Chief Executive Officer of the Company at the time. As of December 31, 2006, the Company no longer occupied this storage and office space. On December 16, 2005, the Company sold two automobiles to Mr. Ruger, Jr. for $15,000.

9. Operating Segment Information

The Company has two reportable operating segments: firearms and investment castings. The firearms segment manufactures and sells rifles, pistols, revolvers, and shotguns principally to a select number of licensed independent wholesale distributors primarily located in the United States. The investment castings segment consists of two operating divisions which manufacture and sell titanium and steel investment castings.

Corporate segment income relates to interest income on short-term investments, the sale of non-operating assets, and other non-operating activities. Corporate segment assets consist of cash and short-term investments and other non-operating assets.

The Company evaluates performance and allocates resources, in part, based on profit and loss before taxes. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies (see Note 1). Intersegment sales are recorded at the Company's cost plus a fixed profit percentage.

The Company's assets are located entirely in the United States and domestic sales represent over 95% of total sales.

Revenues from significant customers in 2006, 2005, and 2004 were as follows:

Year ended December 31, (in thousands)	**2006**	2005	2004
Customer 1	$18,600	$12,700	$10,100
Customer 2	18,100	21,600	16,000
Customer 3	17,400	16,500	15,100
Customer 4	10,500	15,900	15,700

Year ended December 31, (in thousands)	**2006**	2005	2004
Net Sales			
Firearms	$139,110	$132,805	$124,924
Castings			
Unaffiliated	28,510	21,917	20,700
Intersegment	11,818	18,045	14,363
	40,328	39,962	35,063
Eliminations	(11,818)	(18,045)	(14,363)
	$167,620	$154,722	$145,624
Income (Loss) Before Income Taxes			
Firearms	$ 1,387	$ 2,524	$ 10,811
Castings	(1,178)	(1,711)	(3,942)
Corporate	1,634	629	1,182
	$ 1,843	$ 1,442	$ 8,051
Identifiable Assets			
Firearms	$ 53,525	$ 73,035	$ 77,824
Castings	17,154	17,751	19,657
Corporate	46,387	48,853	49,979
	$117,066	$139,639	$147,460
Depreciation			
Firearms	$ 2,475	$ 3,759	$ 3,220
Castings	1,377	1,681	2,607
	$ 3,852	$ 5,440	$ 5,827
Capital Expenditures			
Firearms	$ 3,486	$ 3,116	$ 4,403
Castings	420	1,344	2,542
	$ 3,906	$ 4,460	$ 6,945

10. Retirement of Chief Executive Officer and Chairman of the Board

William B. Ruger, Jr. resigned as Chairman of the Board and Director of the Company effective February 13, 2006. Mr. Ruger retired as Chief Executive Officer of the Company effective February 28, 2006. In connection with his retirement, the Company paid Mr. Ruger $0.7 million, substantially all of which was recognized as an expense in the first quarter of 2006.

11. Quarterly Results of Operations (Unaudited)

The following is a tabulation of the unaudited quarterly results of operations for the two years ended December 31, 2006 (in thousands, except per share data):

	Three Months Ended			
	3/31/06	**6/30/06**	**9/30/06**	**12/31/06**
Net Sales	$47,427	$35,276	$41,612	$43,305
Gross profit	9,139	7,457	5,234	2,407
Net income (loss)	1,420	1,448	957	(2,721)
Basic and diluted earnings (loss) per share	0.05	0.06	0.04	(0.12)

	Three Months Ended			
	3/31/05	6/30/05	9/30/05	12/31/05
Net Sales	$44,260	$34,395	$35,090	$40,978
Gross profit	11,848	5,645	4,900	3,986
Net income (loss)	3,681	(2)	(979)	(1,836)
Basic and diluted earnings (loss) per share	0.14	-	(0.04)	(0.07)

In the fourth quarter of 2006, a $2.5 million non-cash inventory valuation adjustment, net of the LIFO impact, was recorded to recognize inefficiencies in labor and overhead during a period of rapid inventory reduction as the Company converted to a manufacturing system that emphasizes continuous improvement in customer service, quality and productivity. This over-absorption of labor and overhead was quantified by a physical inventory taken in the fourth quarter.

Due to the timing of the physical inventory, the Company was unable to quantify the impact of this delayed recognition of labor and overhead efficiencies, if any, on the financial results of prior quarters. As a consequence, raw material and work in process physical inventories are being performed at the end of each quarter until a permanent corrective action is established and determined to be adequate, making these physical inventories unnecessary.

ITEM 9—CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A—CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company conducted an evaluation, with the participation of its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, as of December 31, 2006. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that as of December 31, 2006, the Company's controls and procedures over financial reporting were effective.

Management's Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company conducted an evaluation, with the participation of its Chief Executive Officer and Chief Financial Officer, of the effectiveness of its internal control over financial reporting as of December 31, 2006. This evaluation was performed based on the framework in "Internal Control — Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

Management has concluded that the Company maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in "Internal Control — Integrated Framework" issued by the COSO.

Management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2006 has been audited by McGladrey & Pullen, LLP, an independent registered public accounting firm, as stated in their report which is included in this Form 10-K.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during our most recently completed fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting except raw material and work in process physical inventories are being performed at the end of each quarter.

ITEM 9B—OTHER INFORMATION

None.

PART III

ITEM 10—DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information concerning the Company's directors, including the Company's separately designated standing audit committee, and on the Company's code of business conduct and ethics required by this Item is incorporated by reference from the Company's Proxy Statement relating to the 2007 Annual Meeting of Stockholders scheduled to be held April 24, 2007.

Information concerning the Company's executive officers required by this Item is set forth in Item 1 of this Annual Report on Form 10-K under the caption "Executive Officers of the Company."

Information concerning beneficial ownership reporting compliance required by this Item is incorporated by reference from the Company's Proxy Statement relating to the 2007 Annual Meeting of Stockholders scheduled to be held April 24, 2007.

ITEM 11—EXECUTIVE COMPENSATION

Information concerning director and executive compensation required by this Item is incorporated by reference from the Company's Proxy Statement relating to the 2007 Annual Meeting of Stockholders scheduled to be held April 24, 2007.

ITEM 12—SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information concerning the security ownership of certain beneficial owners and management and related stockholder matters required by this Item is incorporated by reference from the Company's Proxy Statement relating to the 2007 Annual Meeting of Stockholders scheduled to be held April 24, 2007.

ITEM 13—CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

Information concerting certain relationships and related transactions required by this Item is incorporated by reference from the Company's Proxy Statement relating to the 2007 Annual Meeting of Stockholders scheduled to be held April 24, 2007.

ITEM 14—PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information concerning the Company's principal accountant fees and services and the pre-approval policies and procedures of the audit committee of the board of directors required by this Item is incorporated by reference from the Company's Proxy Statement relating to the 2007 Annual Meeting of the Stockholders scheduled to be held April 24, 2007.

PART IV

ITEM 15—EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Exhibits and Financial Statement Schedules

(1) Financial Statements can be found under Item 8 of Part II of this Form 10-K

(2) Schedules can be found on Page 56 of this Form 10-K

(3) Listing of Exhibits:

Exhibit 3.1	Certificate of Incorporation of the Company, as amended (Incorporated by reference to Exhibits 4.1 and 4.2 to the Form S-3 Registration Statement previously filed by the Company File No. 33-62702).
Exhibit 3.2	Bylaws of the Company, as amended.
Exhibit 10.1	Sturm, Ruger & Company, Inc. 1986 Stock Bonus Plan (Incorporated by reference to Exhibit 10.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 1988, as amended by Form 8 filed March 27, 1990, SEC File No. 1-10435).
Exhibit 10.2	Amendment to Sturm, Ruger & Company, Inc. 1986 Stock Bonus Plan (Incorporated by reference to Exhibit 10.3 to the Company's Annual Report on Form 10-K for the year ended December 31, 1991, SEC File No. 1-10435).
Exhibit 10.3	Sturm, Ruger & Company, Inc. Supplemental Executive Profit Sharing Retirement Plan (Incorporated by reference to Exhibit 10.4 to the Company's Annual Report on Form 10-K for the year ended December 31, 1991, SEC File No. 1-10435).
Exhibit 10.4	Agreement and Assignment of Lease dated September 30, 1987 by and between Emerson Electric Co. and Sturm, Ruger & Company, Inc. (Incorporated by reference to Exhibit 10.2 to the Company's Annual Report on Form 10-K for the year ended December 31, 1991, SEC File No. 1-10435).
Exhibit 10.5	Sturm, Ruger & Company, Inc. Supplemental Executive Retirement Plan (Incorporated by reference to Exhibit 10.5 to the Company's Annual Report on Form 10-K for the year ended December 31, 1995, SEC File No. 1-10435).
Exhibit 10.6	[Intentionally omitted.]
Exhibit 10.7	Sturm, Ruger & Company, Inc. 1998 Stock Incentive Plan. (Incorporated by reference to Exhibit 10.7 to the Company's Annual Report on Form 10-K for the year ended December 31, 1998, SEC File No. 1-10435).
Exhibit 10.8	Sturm, Ruger & Company, Inc. 2001 Stock Option Plan for Non-Employee Directors (Incorporated by reference to Exhibit 4 to the Form S-8 Registration Statement filed by the Company File No. 33-53234).
Exhibit 10.9	Agreement and Release dated as of February 28, 2006, by and between Sturm, Ruger & Company, Inc. and William B. Ruger (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on April 4, 2006, SEC File No. 1-10435)
Exhibit 10.10	Sale and Purchase Agreement, dated as of September 26, 2006, by and between Sturm, Ruger & Company, Inc. and Ruger Business Holdings, L.P. (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on September 26, 2006, SEC File No. 1-10435)

Exhibit 10.11	Severance Agreement, dated as of September 21, 2006, by and between Sturm, Ruger & Company, Inc. and Stephen L. Sanetti (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on September 27, 2006, SEC File No. 1-10435)
Exhibit 10.12	Severance Agreement, dated as of September 21, 2006, by and between Sturm, Ruger & Company, Inc. and Thomas A. Dineen (Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on September 27, 2006, SEC File No. 1-10435)
Exhibit 10.13	Severance Agreement, dated as of September 21, 2006, by and between Sturm, Ruger & Company, Inc. and Robert R. Stutler (Incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed with the SEC on September 27, 2006, SEC File No. 1-10435)
Exhibit 10.14	Offer Letter, dated as of September 5, 2006, by and between Sturm, Ruger & Company, Inc. and Michael O. Fifer (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on September 28, 2006, SEC File No. 1-10435)
Exhibit 10.15	Severance Agreement, dated as of December 15, 2006, by and between Sturm, Ruger & Company, Inc. and Michael O. Fifer (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on December 19, 2006, SEC File No. 1-10435)
Exhibit 10.16	Severance Agreement, dated as of December 15, 2006, by and between Sturm, Ruger & Company, Inc. and Christopher John Killoy (Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on December 19, 2006, SEC File No. 1-10435)
Exhibit 10.17	Amended Severance Agreement, dated as of December 15, 2006, by and between Sturm, Ruger & Company, Inc. and Thomas P. Sullivan (Incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the SEC on December 19, 2006, SEC File No. 1-10435)
Exhibit 23.1	Consent of McGladrey & Pullen, LLP
Exhibit 23.2	Consent of KPMG LLP
Exhibit 31.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Exchange Act.
Exhibit 31.2	Certification of Treasurer and Chief Financial Officer Pursuant to Rule 13a-14(a) of the Exchange Act.
Exhibit 32.1	Certification of the Chief Executive Officer Pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
Exhibit 32.2	Certification of the Treasurer and Chief Financial Officer Pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
Exhibit 99.1	Item 1 LEGAL PROCEEDINGS from the Quarterly Report on Form 10-Q of the Company for the quarter ended September 30, 1999, SEC File No. 1-

10435, incorporated by reference in Item 3 LEGAL PROCEEDINGS.

Exhibit 99.2	Item 1 LEGAL PROCEEDINGS from the Quarterly Report on Form 10-Q of the Company for the quarters ended March 31, and September 30, 2000, SEC File No. 1-10435, incorporated by reference in Item 3 LEGAL PROCEEDINGS.
Exhibit 99.3	Item 1 LEGAL PROCEEDINGS from the Quarterly Report on Form 10-Q of the Company for the quarter ended September 30, 2005, SEC File No. 1-10435, incorporated by reference in Item 3 LEGAL PROCEEDINGS.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STURM, RUGER & COMPANY, INC.
(Registrant)

S/THOMAS A. DINEEN
Thomas A. Dineen
Vice President, Treasurer and
Chief Financial Officer
(Principal Financial Officer)

March 5, 2007
Date

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

S/MICHAEL O. FIFER 03/05/07
Michael O. Fifer
Chief Executive Officer, Director
(Principal Executive Officer)

S/STEPHEN L. SANETTI 03/05/07
Stephen L. Sanetti
President, Director

S/JOHN M. KINGSLEY, JR. 03/05/07
John M. Kingsley, Jr.
Director

S/RICHARD T. CUNNIFF 03/05/07
Richard T. Cunniff
Director

S/JAMES E. SERVICE 03/05/07
James E. Service
Director

S/JOHN A. COSENTINO 03/05/07
John A. Cosentino, Jr.
Director

S/C. MICHAEL JACOBI 03/05/07
C. Michael Jacobi
Director

S/RONALD C. WHITAKER 03/05/07
Ronald C. Whitaker
Director

S/STEPHEN T. MERKEL 03/05/07
Stephen T. Merkel
Director

YEAR ENDED DECEMBER 31, 2006

STURM, RUGER & COMPANY, INC.

ITEMS 15(a)(2) AND 15(d)
FINANCIAL STATEMENT SCHEDULE

Sturm, Ruger & Company, Inc.

Item 15(a)(2) and Item 15(d)--Financial Statement Schedule

Schedule II—Valuation and Qualifying Accounts

(In Thousands)

COL. A	COL. B	COL. C		COL. D	COL. E
		ADDITIONS			
		(1)	(2)		
Description	Balance at Beginning of Period	Charged (Credited)to Costs and Expenses	Charged to Other Accounts –Describe	Deductions	Balance at End of Period
Deductions from asset accounts:					
Allowance for doubtful accounts:					
Year ended December 31, 2006	$351	$ (81)		$ 115 (a)	$155
Year ended December 31, 2005	$373			$ 22 (a)	$351
Year ended December 31, 2004	$441			$ 68 (a)	$373
Allowance for discounts:					
Year ended December 31, 2006	$346	$2,808		$2,948 (b)	$206
Year ended December 31, 2005	$555	$3,508		$3,717 (b)	$346
Year ended December 31, 2004	$772	$3,957		$4,174 (b)	$555
Excess and obsolete inventory reserve:					
Year ended December 31, 2006	$(3,137)	$3,217		$838 (c)	$(5,516)
Year ended December 31, 2005	$(2,698)	$ 461		$ 22 (c)	$(3,137)
Year ended December 31, 2004	$(2,015)	$1,009		$326 (c)	$(2,698)

(a) Accounts written off or (subsequently recovered)
(b) Discounts taken
(c) Inventory written off

Exhibit 3.2

BY-LAWS

OF

STURM, RUGER & COMPANY, INC.
(A Delaware Corporation)

Current as of October 19, 2006

ARTICLE 1.

Offices

Section 1. The registered office shall be in the City of Wilmington, County of New Castle, State of Delaware.

Section 2. The corporation may also have offices at such other places, both within and without the State of Delaware, as the Board of Directors may from time to time determine or the business of the corporation may require.

ARTICLE 2.

Shareholders

Section 1. Annual Meeting. An annual meeting of stockholders shall be held on such day and at such time as may be designated by the Board of Directors for the purpose of electing Directors and for the transaction of such other business as properly may come before such meeting. Any previously scheduled annual meeting of the stockholders may be postponed by resolution of the Board of Directors upon public notice given on or prior to the date previously scheduled for such annual meeting of stockholders. If the election of Directors shall not be held on the day designated herein for any annual meeting of the shareholders, or at any adjournment thereof, the Board of Directors shall cause the election to be held at a special meeting of the shareholders as soon thereafter as conveniently may be."

Section 2. Special Meetings. Special meetings of the shareholders for any purpose or purposes, unless otherwise prescribed by statue, may be called by the President or by the Board of Directors, and shall be called by the President at the request of the holders of not less than a majority of all the shares of the corporation issued and outstanding and entitled to vote at the meeting.

Section 3. Place of Meetings. Meetings of the shareholders shall be held at the office of the corporation in Fairfield, Connecticut, or at such other suitable place within or without the State of Delaware as may be designated by the President or the Board of Directors of the corporation.

Section 4. Notice of Meetings. Written or printed notice stating the place, day and hour of the meeting and, in case of a special meeting, the purpose or purposes for which the meeting is called, shall be given by or at the direction of the President or Secretary to each shareholder of record entitled to vote at such meeting, by leaving such notice with him or at his residence or usual place of business, or by mailing a copy thereof addressed to him at his last known post-office address as last shown on the stock records of the corporation, postage prepaid, not less than ten nor more than sixty days before the date of such meeting.

Section 5. Closing of Transfer Books or Fixing of Record Date. For the purpose of determining shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or shareholders entitled to receive payment of any dividend, or in order to make a determination of shareholders for any other proper purpose, the Board of Directors of the corporation may provide that the stock transfer books shall be closed for a stated period but not to exceed, in any case, sixty days. If the stock transfer books shall be closed for the purpose of determining shareholders entitled to notice of or to vote at a meeting of shareholders, such books shall be closed for at least ten days immediately preceding such meeting. In lieu of closing the stock transfer books, the Board of Directors may fix in advance a date as the record date for any such determination of shareholders, such date in any case to be not more than sixty days and, in case of a meeting of the shareholders, not less than ten days prior to the date on which the particular action, requiring such determination of shareholders, is to be taken. If the stock transfer books are not closed and no record date is fixed for the determination of the shareholders entitled to notice of or to vote at a meeting of shareholders, or shareholders entitled to receiver payment of a dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the Board of Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of shareholders. When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this section, such determination shall apply to any adjournment thereof.

Section 6. Voting Lists. The officer or agent having charge of the stock transfer books for shares of the corporation shall make, at least five days before each meeting of shareholders of which at least seven days' notice is given, a complete list or other equivalent record of the shareholders entitled to vote at such meeting, arranged in alphabetical order, with the address of, and the number and class of hares held by each. Such list or other equivalent record shall, for a period of five days prior to such meeting, be kept on file at the principal office of the corporation and shall be subject to inspection by any shareholder during usual business hours for any proper purpose in the interest of the shareholder as such or of the corporation and not for speculative or trading purposes, or for any purpose inimical to the interest of the corporation or of its shareholders. Such list or other equivalent record shall also be produced and kept open at the time and place of the meeting and shall be subject for any such proper purpose to such inspection during the whole time of the meeting. The original share transfer books shall be prima facie evidence as to who are the shareholders entitled to inspect such list or other equivalent record.

Section 7. Quorum. A majority of the outstanding shares of the corporation, entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders. If less than a majority of the outstanding shares are represented at a meeting, a majority of the shares so represented may adjourn the meeting from time to time without further notice. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. The shareholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum.

Section 8. Proxies. At all meetings of shareholders, a shareholder may vote by proxy executed in writing by the shareholder or by his duly authorized attorney-in-fact. Such proxy shall be filed with the Secretary of the corporation before or at the time of the meeting. No proxy shall be valid after eleven months from the date of its execution, unless it specifies the length of time for which it is to continue in force or limits its use to a particular meeting not yet held.

Section 9. Voting of Shares. Each outstanding share entitled to vote shall upon each matter submitted to a vote at a meeting of shareholders.

Section 10. Voting of Shares By Certain Holders. Shares standing in the name of another corporation may be voted by such officer, agent or proxy as the by-laws of such corporation may prescribe, or, in the absence of such provision, as the Board of Directors of such corporation may determine.

Shares held by an administrator, executor, guardian or conservator may be voted by him, either in person or by proxy, without a transfer of such shares into his name. Shares standing in the name of a trustee may be voted by him, either in person or by proxy, but no trustee shall be entitled to vote shares held by him without a transfer of such shares into his name.

Shares standing in the name of a receiver may be voted by such receiver and shares held by or under the control of a receiver may be voted by such receiver without the transfer thereof into his name if authority so to do be contained in an appropriate order of the court by which such receiver was appointed.

A shareholder whose shares are pledged shall be entitled to vote such shares until the shares have been transferred into the name of the pledges, and thereafter the pledge shall be entitled to vote the shares so transferred.

Shares of its own stock belonging to the corporation or held by it in a fiduciary capacity shall not be voted, directly or indirectly, at any meeting, and shall not be counted in determining the total number of outstanding shares at any given time.

At all shareholders' meetings, any vote, if so requested by any shareholder, shall be by ballot, and the name of each shareholder so voting shall be written upon each ballot with the number of shares held by him.

Section 11. Order of Business. So far as consistent with the purposes of the meeting, the order of business at all shareholders' meetings shall be as follows:

1. Roll call of shareholders;
2. Reading of notice of meeting;
3. Minutes of preceding meeting and action thereon;
4. Reports of Directors, officers and committees;
5. Unfinished business;
6. New business;
7. Election of Directors, if an annual meeting.

Section 12. Informal Action By Shareholders. Any action required to be taken at a meeting of the shareholders, or any other action which may be taken at a meeting of the shareholders, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the shareholders entitled to vote with respect to the subject matter thereof.

ARTICLE 3.

Board of Directors

Section 1. General Powers. The business and affairs of the corporation shall be managed by its Board of Directors.

Section 2. Number, Tenure and Qualifications. The number of directors constituting the Board of Directors of the Company shall be nine, unless the Certificate of Incorporation of the Company provides otherwise, and such number may be increased or decreased from time to time by resolution of the Board of Directors. No decrease in the number of Directors shall have the effect of shortening or terminating the term of office of any incumbent director. The Directors shall be elected at the Annual Meeting of Shareholders and each Director shall hold office until the next Annual Meeting of shareholders and until his successor shall have been elected and qualified. Directors need not be shareholders of the Company.

In the event that the Whole Board (as hereinafter defined) is not elected at the Annual Meeting of the shareholders, an additional Director or additional Directors may be elected at any special meeting of the shareholders to hold office until the next annual meeting of the shareholders, or until a successor or successors shall be elected, and shall at no time exceed the Whole Board. Election shall be by written ballot.

As used herein, the term AWhole Board@ shall mean the total number of directors authorized at the time.

Section 3. Vacancies. Vacancies in the Board of Directors, because of death, resignation, or increase in the number of Directors by Board resolution or for any other reason, shall be filled by the remaining Directors.

Section 4. Regular Meetings. A regular meeting of the Board of Directors shall be held without other notice than this by-law immediately after, and at the same place as, the annual meeting of shareholders. The Board of Directors may provide, by resolution, the time and place, either within or without the State of Delaware, for the holding of additional regular meetings without other notice than such resolution.

Section 5. Special Meetings. Special meetings of the Board of Directors may be called by the President and shall be called on the written request of a majority of the Board. The person or persons authorized to call special meetings of the Board of Directors may fix any place, either within or without the State of Delaware, as the place for holding any special meeting of the Board of Directors called by them.

Section 6. Notice. Notice of any special meeting of the Board of Directors shall be addressed to each Director at such Director's residence or business address and shall be sent to such Director by mail, electronic mail, telecopier, telegram or telex or telephoned or delivered to such Director personally. If such notice is sent by mail, it shall be sent not later than three days before the day on which the meeting is to be held. If such notice is sent by electronic mail, telecopier, telegram or telex, it shall be sent not later than twenty-four (24) hours before the time at which the meeting is to be held. If such notice is telephoned or delivered personally, it shall be received not later than twenty-four (24) hours before the time at which the meeting is to be held. Such notice shall state the time, place and purpose or purposes of the meeting."

Section 7. Quorum. A majority of the Board of Directors shall constitute a quorum for the transaction of business at any meeting of the Board of Directors, but if less than such majority is present at a meeting, a majority of the Directors present may adjourn the meeting from time to time without further notice.

Section 8. Manner of Acting. The act of the majority of the Directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Section 9. Compensation. By resolution of the Board of Directors, the Directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors, and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as Director. No such payment shall preclude any Director form serving the corporation in any other capacity and receiving compensation therefor.

Section 10. Presumption of Assent. A Director of the corporation who is present at a meeting of the Board of Directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the Minutes of the meeting or unless he shall file his written dissent to such action with the person acting as the secretary of the meeting before the adjournment thereof or shall forward such dissent by registered mail to the Secretary of the corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favor of such action.

Section 11. Annual Reports. At the annual meeting of the shareholders, the Board of Directors shall submit a report on the condition of the corporation's business.

Section 12. Committees of Directors. The Board of Directors may, by resolution or resolutions passed by a majority of the whole Board, designate a nominating/corporate governance committee, a compensation committee, an audit committee or one or more additional committees, each committee to consist of two or more of the Directors of the Corporation and to be established and governed in accordance with a written charter adopted by a majority of the whole Board. Any nominating/corporate governance committee, compensation committee or audit committee of the Board of Directors shall have and may exercise the powers of the Board of Directors in the management of the business and affairs of the Corporation, subject to any limitations provided by the applicable written charter and by law. The Board of Directors may designate one or more Directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. The term of office of the members of each committee shall be as fixed from time to time by the Board of Directors; provided, however, that any committee member who ceases to be a member of the Board of Directors shall automatically cease to be a committee member.

Section 13. At any meeting of a committee, the presence of one-third, but not less than two, of its members then in office shall constitute a quorum for the transaction of business; and the act of a majority of the members present at a meeting at which a quorum is present shall be the act of the committee; provided, however, that in the event that any member or members of the committee is or are in any way interested in or connected with any other party to a contract or transaction being approved at such meeting, or are themselves parties to such contract or transaction, the act of a majority of the members present who are not so interested or connected, or are not such parties, shall be the act of the committee. Each committee may provide for the holding of regular meetings, make provision for the calling of special meetings and, except as otherwise provided in these By-Laws or by resolution of the Board of Directors, make rules for the conduct of its business.

Section 14. The committees shall keep minutes of their proceedings and report the same to the Board of Directors when required; but failure to keep such minutes shall not affect the validity of any acts of the committee or committees."

ARTICLE 4.

Officers

Section 1. Number. The officers of the corporation shall be a President, one or more Vice Presidents (the number thereof to be determined by the Board of Directors), a Secretary, and a Treasurer, each of whom shall be elected by the Board of Directors. Such other officers and assistant officers as may be deemed necessary may be elected or appointed by the Board of Directors. Any two or more offices may be held by the same person, except the offices of President and Secretary.

Section 2. Election and Term of Office. The officers of the corporation to be elected by the Board of Directors shall be elected annually by the Board of Directors at the first meeting of the Board of Directors held after each annual meeting of the shareholders. If the election of officers shall not be held at such meeting, such election shall be held as soon thereafter as conveniently may be. Each officer shall hold office until his successor shall have been duly elected and shall have qualified or until his death or until he shall resign or shall have been removed as hereinafter provided.

Section 3. Removal. Any officer or agent elected or appointed by the Board of Directors may be removed by the Board of Directors whenever in its judgment the best interests of the corporation would be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed.

Section 4. Vacancies. A vacancy in any office because of death, resignation, removal, disqualification or otherwise, may be filled by the Board of Directors for the unexpired portion of the term.

Section 5. "Chairman of the Board, Vice Chairman, President and Chief Executive Officer. The Chairman of the Board, if one is elected, shall preside at all meetings of the stockholders and directors and he shall have such other powers and perform such other duties as may be prescribed from time to time by the Board. The Vice Chairman, if one is elected, shall preside at meetings of the stockholders and directors in the absence or disability of the Chairman of the Board and shall have such other duties as may be prescribed from time to time by the Board. The President, or if a separate Chief Executive Officer is designated by the Board, the Chief Executive Officer, shall be vested with all the powers and perform all the duties of the Chairman of the Board in the absence or disability of the Vice Chairman of the Board. The President shall be the chief executive officer of the corporation, unless a separate Chief Executive Officer has been so designated by the Board, in which case the President shall be the chief operating officer of the Corporation. The President, or if a separate Chief Executive Officer is designated by the Board, the Chief Executive Officer, shall have general supervision and direction of the business of the corporation, shall have all the general powers and duties usually vested in the chief executive officer of a corporation, shall see that all orders and resolutions of the Board are carried into effect and shall have such other powers and perform such other duties as may be prescribed from time to time by the Board. If a separate Chief Executive Officer is designated by the Board, the President shall have general supervision and direction of the day-to-day operations of the corporation subject to the Chief Executive Officer and shall have all the general powers and duties usually vested in the chief operating officer of a corporation."

Section 6. The Vice Presidents. In the absence of the President or in the event of his death, inability or refusal to act, the Vice President (or in the event there be more than one Vice President, the Vice Presidents in the order designated at the time of their election, or in the absence of any designation, then in the order of their election) shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President. Any Vice President may sign, with the Secretary or an Assistant Secretary, certificates for shares of the corporation; and shall perform such other duties as from time to time may be assigned to him by the President or by the Board of Directors.

Section 7. Secretary. The Secretary shall: (a) keep the minutes of the shareholders' and of the Board of Directors' meetings in one or more books provided for that purpose; (b) see that all notices are duly given in accordance with the provisions of these By-Laws or as required by law; (c) be custodian of the corporate records and of the seal of the corporation and see that the seal of the corporation is affixed to all documents the execution of which on behalf of the corporation under its seal is duly authorized; (d) keep a register of the post-office address of each shareholder which shall be furnished to the Secretary by such shareholder; (e) sign with the President, or a Vice President, certificates for shares of the corporation, the issuance of which shall have been authorized by resolution of the Board of Directors; (f) have general charge of the stock transfer books of the corporation; and (g) in general perform all duties incident to the office of Secretary and such other duties as from time to time may be assigned to him by the President or by the Board of Directors.

Section 8. Treasurer. If required by the Board of Directors, the Treasurer shall give a bond for the faithful discharge of his duties in such sum and with such surety or sureties as the Board of Directors shall determine. He shall: (a) have charge and custody of and be responsible for all funds and securities of the corporation; receive and give receipts for moneys due and payable to the corporation from any source whatsoever, and deposit all such moneys in the name of the corporation in such banks, trust companies or other depositories as shall be selected in accordance with the provisions of ARTICLE 5 of these By-Laws; and (b) in general perform all of the duties incident to the office of Treasurer and such other duties as from time to time may be assigned to him by the President or by the Board of Directors.

Section 9. Assistant Secretaries and Assistant Treasurers. The Assistant Secretaries, when authorized by the Board of Directors, may sign with the President or a Vice President certificates for shares of the corporation the issuance of which shall have been authorized by a resolution of the Board of Directors. The Assistant Treasurers shall respectively, if required by the Board of Directors, give bonds for the faithful discharge of their duties in such sums and with such sureties as the Board of Directors shall determine. The Assistant Secretaries and Assistant Treasurers, in general, shall perform such duties as shall be assigned to them by the Secretary or the Treasurer, respectively, or by the President or the Board of Directors.

Section 10. Delegation of Duties and Powers. In case of the absence or disability of any officer, or for any other reason that the Board may deem sufficient, the Board may delegate the powers and duties of such officer to any other officer, or to any Director, for the time being, PROVIDED a majority of the entire Board concurs therein.

Section 11. Salaries. The salaries of the officers shall be fixed from time to time by the Board of Directors and no officer shall be prevented from receiving such salary by reason of the fact that he is also a Director of the corporation.

ARTICLE 5.

Indemnification

Section 1. Indemnification of Officers and Directors. Except to the extent prohibited by law, the corporation shall indemnify each person who was or is a party or is threatened to be made a party to, or is involved in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, including without limitation, any action, suit or proceeding by or in the right of the corporation (a "Proceeding"), by reason of the fact that he or she (a) is or was a director or officer of the corporation, or (b) is or was a director or officer of the corporation and is or was serving at the request of the corporation any other corporation or any partnership, joint venture, trust or other enterprise (including service with respect to employee benefit plans) in any capacity, or (c) is or was an officer or director of any subsidiary of the corporation (except as set forth in Section 8 hereof), against all expenses, liability and loss (including, without limitation, attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) actually and reasonably incurred by such person in connection with such Proceeding. Except to the extent prohibited by law, the right of each officer and director to indemnification hereunder (x) shall pertain both as to action or omission to act in his or her official capacity and as to action or omission to act in another capacity while holding such office; (y) shall be a contract right and (z) shall include the right to be paid by the corporation the expenses incurred in any such Proceeding in advance of the final disposition of such Proceeding upon delivery to the corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it should be ultimately determined that such director or officer is not entitled to indemnification hereunder or otherwise.

Section 2. Right of Claimant to Bring Suit. If the corporation receives a written claim under Section 1 or Section 5 which it has not paid in full within ninety days after it receives such claim, the claimant may at any time thereafter bring an action against the corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in connection with (a) any Proceeding in advance of its final disposition where the required undertaking has been tendered to the corporation or (b) any Proceeding in which the claimant was successful on the merits or otherwise) that the claimant has not met the standards of conduct which make it permissible under the Delaware General Corporation Law (the "Act") for the corporation to indemnify the claimant for the amount claimed, but the burden of providing such defense shall be on the corporation. Neither the failure of the corporation (including its Board of Directors, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the Act nor an actual determination by the corporation (including its Board of Directors, independent legal counsel or its stockholders) that the claimant had not met such applicable standard of conduct shall be a defense to the action or create a presumption that the claimant had not met the applicable standard of conduct.

Section 3. Indemnification of Employees and Agents. Except to the extent prohibited by law, the corporation may indemnify each person who was or is a party or is threatened to be made a party to, or is involved in, any Proceeding by reason of the fact that he or she (a) is or was an employee or agent of the corporation or (b) is or was an employee or agent of the corporation and is or was serving at the request of the corporation any other corporation or any partnership, joint venture, trust or other enterprise (including service with respect to employee benefit plans) in any capacity, or (c) is or was an employee or agent of any subsidiary of the corporation, against all expenses, liability and loss (including, without limitation, attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) actually and reasonably incurred by such person in connection with such Proceeding. The power of the corporation to indemnify each employee and agent hereunder (x) shall pertain both as to action in such person's official capacity and as to action in another capacity while holding such office and (y) shall include the power (but not the obligation) to pay the expenses incurred in any such Proceeding in advance of the final disposition of such Proceeding upon such terms and conditions, if any, as the Board of Directors of the corporation deems appropriate.

Section 4. Procedure for Obtaining Indemnification Award. Except as set forth in Section 5, any indemnification under Sections 1 or 3 (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he or she acted in good faith in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, and, in case of any Proceeding by or in the right of the corporation, that such person shall have not been adjudged to be liable to the corporation, and, in the case of any indemnification under Section 3, because the Board of Directors in its discretion deems such indemnification appropriate. The determination referred to in this Section shall be made (a) by the Board of Directors by a majority vote of a quorum consisting of directors who are not parties to such

Proceeding or (b) if such a quorum is not obtainable or, even if obtainable, if a quorum of disinterested directors so directs, by independent legal counsel in a written opinion or (c) by the stockholders or (d) any court having jurisdiction.

Section 5. Indemnification of Expenses. To the extent that any person who is either (i) described in the first sentence of Section 1 hereof or (ii) an employee or agent of the corporation has been successful on the merits or otherwise in defense of any Proceeding, or in defense of any claim, issue or matter therein, he or she shall be indemnified by the corporation against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection therewith.

Section 6. Non-Exclusivity of Rights. The rights conferred on any person by this Article shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, by-law, agreement, vote of stockholders or disinterested directors or otherwise.

Section 7. Insurance. The corporation may purchase and maintain insurance at its expense, to protect itself and any person who is or was a director, officer, employee or agent of the corporation or of any subsidiary of the corporation, or is or was serving at the request of the corporation, any other corporation, or any partnership, joint venture, trust or other enterprise (including service with respect to employee benefit plans) in any capacity against any asserted loss, liability or expense, whether or not the corporation would be required, or permitted, to indemnify him or her against such loss, liability or expense under the provisions of the Act or this Article.

Section 8. Limitation of Indemnity with respect to Subsidiaries. The indemnity provided for in Section 1(c) in this Article for officers and directors of any subsidiary of the corporation is hereby expressly limited to actions or omissions to act from and after the later of the date the subsidiary becomes a wholly-owned subsidiary of the corporation or the date on which any person becomes an officer or director of such subsidiary.

Section 9. Severability. Any invalidity, illegality or unenforceability of any provision of this Article in any jurisdiction shall not invalidate or render illegal or unenforceable the remaining provisions hereof in such jurisdiction and shall not invalidate or render illegal or unenforceable such provision in any other jurisdiction.

Section 10. Benefits of Article. The rights conferred on any person by this Article shall inure to the benefit of the heirs, executors, administrators and other legal representatives of such person.

ARTICLE 6.

Contracts, Loans, Checks and Deposits

Section 1. Contracts. The Board Directors may authorize any officer or officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the corporation, and such authority may be general or confined to specific instances.

Section 2. Loans. No loans shall be contracted on behalf of the corporation and no evidences of indebtedness shall be issued in its name unless authorized by a resolution of the Board of Directors. Such authority may be general or confined to specific instances.

Section 3. Checks, Drafts, etc. All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the corporation, shall be signed by such officer or officers, agent or agents of the corporation and in such manner as shall from time to time be determined by resolution of the Board of Directors.

Section 4. Deposits. All funds of the corporation not otherwise employed shall be deposited from time to time to the credit of the corporation in such banks, trust companies or other depositories as the Board of Directors may select.

Section 5. Endorsements. No officer or agent of this corporation shall have power to endorse in the name of and on behalf of the corporation any note, bill of exchange, draft, check or other written instrument for the payment of money, other than notes issued for purposes of sale, save only for the purpose of collection of said instrument, except upon the express authority of the Board of Directors.

ARTICLE 7.

Certificates for Shares and Their Transfer

Section 1. Certificates for Shares. Certificates representing shares of the corporation shall be in such form as shall be determined by the Board of Directors. Such certificates shall be signed by the President or a Vice President and by the Secretary or an Assistant Secretary. All certificates for shares shall be consecutively numbered or otherwise identified. The name and address of the person to whom the shares represented thereby are issued, with the number of shares and date of issue, shall be entered on the stock transfer books of th corporation. All certificates surrendered to the corporation for transfer shall be cancelled and no new certificate shall be issued until the former certificate for a like number of shares shall have been surrendered and cancelled, except and in the case of a lost, destroyed or mutilated certificate a new one may be issued therefor upon such terms and indemnity to the corporation as the Board of Directors may prescribe.

Section 2. <u>Transfer of Shares</u>. Transfer of shares of the corporation shall be made only on the stock transfer books of the corporation by the holder of record thereof or by his legal representative, who shall furnish proper evidence of authority to transfer, or by his attorney thereunto authorized by a power of attorney duly executed and filed with the Secretary of the corporation, and on surrender for cancellation of the certificate for such shares. The person in whose name shares stand on the books of the corporation shall be deemed by the corporation to be the owner thereof for all purposes.

ARTICLE 8.

Fiscal Year

Section 1. The fiscal year of the corporation shall begin on the first day of January and end on the thirty-first day of December in each year.

ARTICLE 9.

Dividends

Section 1. The Board of Directors may from time to time declare, and the corporation may pay, dividends on its outstanding shares in the manner and upon the terms and conditions provided by law and its Articles of Incorporation.

ARTICLE 10.

Seal

Section 1. The corporation shall have a common seal which shall include the words "STURM, RUGER & CO., INC." in a circle within which are the words and figures "Corporate Seal 1969 Delaware."

ARTICLE 11.

Waiver of Notice

Section 1. Whenever any notice is required to be given to any shareholder or Director of the corporation under the provisions of these By-Laws or under the provisions of the Delaware Corporation Law, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

ARTICLE 12.

Amendments

Section 1. These By-Laws may be altered, amended or repealed and new By-Laws may be adopted by the Board of Directors at any regular or special meeting of the Board of Directors provided that notice of the proposed action is contained in the written notice of such meeting, and by the shareholders at a meeting duly called and properly noticed for that purpose.

Exhibit 23.1

Consent of McGladrey & Pullen, LLP

To the Board of Directors
Sturm, Ruger & Company, Inc.
Southport, Connecticut

We consent to the incorporation by reference in the Registration Statements (Nos. 333-84677 and 333-53234) on Form S-8 of Sturm, Ruger & Company, Inc. (the "Company") of our reports dated March 2, 2007 relating to our audits of the financial statements and internal control over financial reporting, appearing in the Annual Report on Form 10-K of Sturm, Ruger & Company, Inc. for the year ended December 31, 2006.

/s/McGladrey & Pullen, LLP
Stamford, Connecticut
March 2, 2007

Exhibit 23.2

Consent of KPMG LLP

The Board of Directors
Sturm, Ruger & Company, Inc.:

We consent to the incorporation by reference in the registration statements on Form S-8 (Registration Nos. 333-84677 and 333-53234) of Sturm, Ruger & Company, Inc. of our report dated March 8, 2005, except as to note 4 to the financial statements which is as of March 31, 2006, with respect to the statements of income, stockholders' equity, and cash flows for the year ended December 31, 2004, and the related financial statement schedule, which report appears in the December 31, 2006 annual report on Form 10-K of Sturm, Ruger & Company, Inc.

/s/KPMG LLP
Stamford, Connecticut
March 2, 2007

EXHIBIT 31.1

CERTIFICATION

I, Michael O. Fifer, certify that:

1. I have reviewed this annual report on Form 10-K (the "Report") of Sturm, Ruger & Company, Inc. (the "Registrant");

2. Based on my knowledge, this Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Report;

3. Based on my knowledge, the financial statements, and other financial information included in this Report, fairly present in all material respects, the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this Report;

4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this Report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this Report based on such evaluation; and

   d) Disclosed in this Report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting.

5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Date: March 2, 2007

S/MICHAEL O. FIFER
Michael O. Fifer
Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION

I, Thomas A. Dineen, certify that:

1. I have reviewed this annual report on Form 10-K (the "Report") of Sturm, Ruger & Company, Inc. (the "Registrant");

2. Based on my knowledge, this Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Report;

3. Based on my knowledge, the financial statements, and other financial information included in this Report, fairly present in all material respects, the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this Report;

4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this Report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this Report based on such evaluation; and

   d) Disclosed in this Report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting.

5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Date: March 2, 2007

S/THOMAS A. DINEEN
Thomas A. Dineen
Vice President, Treasurer and
Chief Financial Officer

EXHIBIT 32.1

Certification Pursuant to 18 U.S.C. Section 1350,
As Adopted Pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report on Form 10-K of Sturm, Ruger & Company, Inc. (the "Company") for the period ended December 31, 2006, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Michael O. Fifer, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respect, the financial condition and results of operations of the Company.

Date: March 2, 2007

S/MICHAEL O. FIFER
Michael O. Fifer
Chief Executive Officer

A signed original of this statement has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 32.2

Certification Pursuant to 18 U.S.C. Section 1350,
As Adopted Pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report on Form 10-K of Sturm, Ruger & Company, Inc. (the "Company") for the period ended December 31, 2006, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Thomas A. Dineen, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respect, the financial condition and results of operations of the Company.

Date: March 2, 2007

S/THOMAS A. DINEEN
Thomas A. Dineen
Vice President, Treasurer and
Chief Financial Officer

A signed original of this statement has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Stockholder Information

Common Stock Data

The Company's Common Stock is traded on the New York Stock Exchange under the symbol "RGR." At February 1, 2007 the Company had 1,851 stockholders of record.

The following table sets forth, for the periods indicated, the high and low sales prices for the Common Stock as reported on the New York Stock Exchange and dividends paid on Common Stock.

	High	Low	Dividends Per Share
2006:			
Fourth Quarter	**$ 10.78**	**$ 7.74**	**$ –**
Third Quarter	**7.85**	**5.65**	**–**
Second Quarter	**7.78**	**5.56**	**–**
First Quarter	**8.03**	**6.75**	**–**
2005:			
Fourth Quarter	$ 9.20	$ 6.54	$ –
Third Quarter	11.19	8.43	0.10
Second Quarter	8.50	6.51	0.10
First Quarter	8.83	6.89	0.10

Corporate Governance Information

Our Corporate Code of Business Conduct and Ethics, Corporate Board Governance Guidelines, and charters for our Nominating and Corporate Governance, Audit, and Compensation Committees are posted on our Stockholder Relations section of our corporate website at www.ruger.com. Simply click on "Corporate Governance Documents." Written copies also may be obtained by telephoning our Corporate Secretary's office at 203-259-7843, or by written request to the Corporate Headquarters at One Lacey Place, Southport, CT 06890.

Shareholders, employees, or other persons wishing to anonymously report to the Board of Directors' Audit Committee any suspected accounting irregularities, auditing fraud, violations of our corporate Compliance Program, or violations of the Company's Code of Business Conduct and Ethics, may do so by telephoning 1-800-826-6762. This service is independently monitored 24 hours a day, 7 days a week.

Annual Meeting
The Annual Meeting of Stockholders will be held on April 24, 2007 at the Trumbull Marriott, 180 Hawley Lane, Trumbull, CT 06611 at 10:30 am.

Facilities
All Ruger firearms and investment castings are designed and manufactured by American workers at Ruger facilities in Newport, NH and Prescott, AZ. Corporate Headquarters is located in Southport, CT.

Transfer Agent
Computershare Investor Services, LLC
Attention:
Shareholder Communications
2 North LaSalle Street
Chicago, IL 60690-5190

Corporate Address
To correspond with the Company or to request a copy of the Annual Report on Form 10-K for 2006 free of charge, please visit our website *www.ruger.com* or write to:

Corporate Secretary
Sturm, Ruger & Company, Inc.
One Lacey Place
Southport, CT 06890
Tel: 203.259.7843
Fax: 203.256.3367

Principal Banks
Bank of America
Southport, CT

Lake Sunapee Savings Bank
Newport, NH

Sugar River Savings Bank
Newport, NH

JPMorgan Chase Bank, N.A.
Prescott, AZ

Independent Registered Public Accounting Firm
McGladrey & Pullen, LLP
Stamford, CT

About This Cover

This pair of Ruger Gold Label® side-by-side shotguns feature extensive coverage in a fine shaded floral scroll pattern with a crosshatched background. The pistol-grip stocks are high grade, book-matched American walnut with a beautiful feathered crotch figure. They were engraved by the Ruger Studio in Southport, CT and are now in a private collection.

STURM, RUGER & CO., INC.

Lacey Place, Southport, CT 06890 U.S.A.

www.ruger.com


END